
10010880

CAPSTEAD

Experienced Management.
Quality Assets.
Proven Strategy.

CAPSTEAD MORTGAGE CORPORATION
Annual Report 2009

How we invest

Capstead invests in a leveraged portfolio of almost exclusively residential adjustable-rate mortgage ("ARM") securities issued and guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Agency-guaranteed mortgage securities are considered to have little, if any, credit risk, particularly given government support for Fannie Mae and Freddie Mac.

ARM securities reset to more current interest rates within a relatively short period of time allowing for the expansion of financing spreads during periods of falling interest rates, the recovery of financing spreads diminished during periods of rising interest rates, and smaller fluctuations in portfolio values from changes in interest rates compared to fixed-rate mortgage securities.

Capstead prudently leverages its portfolio to provide the financial flexibility needed to successfully manage through periods of changing market conditions.

in a changing market.



Financial Highlights

(In thousands, except per share data)	2009	2008	2007
For the year ended December 31:			
Net interest margin	$ 185,765	$ 142,036	$ 35,995
Net income	129,263	125,923	24,713
Earnings per diluted common share	1.66	1.93	0.19
Core earnings*	171,697	123,009	22,554
Core earnings per diluted common share*	2.28	1.88	0.10
As of December 31:			
Mortgage securities and similar investments	8,091,103	7,499,249	7,108,438
Repurchase arrangements and similar borrowings	7,435,256	6,751,500	6,500,362
Long-term investment capital:			
Unsecured borrowings, net	99,978	99,978	99,978
Stockholders' equity	1,013,941	760,450	560,917


Mortgage Securities and Similar Investments
(in millions)
$4,368
$5,252
$7,108
$7,499
$8,091
05
06
07
08
09


Long-Term Investment Capital
(in millions)
Unsecured Borrowings, net
Preferred Stock
Common Stock
$420
$75
$180
$165
$440
$100
$180
$160
$661
$100
$180
$381
$860
$100
$179
$581
$1,114
$100
$179
$835
05
06
07
08
09


Dividends Per Common Share
$0.32
$0.08
$0.34
$2.02
$2.24
05
06
07
08
09

* Core earnings and core earnings per diluted common share are non-GAAP financial performance measures based on net income excluding financial results associated with investments in commercial real estate loans. In 2009 Capstead nearly eliminated its remaining exposure to these non-core investments. The use of these non-GAAP financial measures allows investors to evaluate the performance of the Company's core residential mortgage securities portfolio. For more information, and a reconciliation of core earnings to net income, see the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations.

TO OUR STOCKHOLDERS:

Over the course of 2009, market conditions improved considerably for leveraged investors in agency-guaranteed residential mortgage securities like Capstead. We experienced significant pricing gains in our investment portfolio, and the availability of financing at attractive interest rates improved dramatically throughout the year. We also benefited from lower market interest rates as our total financing spreads (the difference between yields on our interest-earning assets and rates on our borrowings) increased 40% to 223 basis points and our net interest margin increased by more than 30% to nearly $186 million. As a result, our core earnings, a non-GAAP financial measure we define as net income excluding financial results of our investments in commercial real estate loans, increased to $172 million from $123 million in 2008. GAAP net income was relatively flat year over year at $129 million in 2009 compared to $126 million in 2008, primarily because of commercial real estate loan write-downs of $40 million in 2009, which nearly eliminated our remaining exposure to these non-core investments. We declared common dividends of $2.24 per share in 2009, representing a 17.8% return based on the average market price of our stock during the year.

We remain steadfastly focused on our core strategy of investing in a portfolio of residential mortgage pass-through securities consisting almost exclusively of adjustable-rate mortgage ("ARM") securities issued and guaranteed by government sponsored enterprises, either Fannie Mae or Freddie Mac (together, the "GSEs"), or by an agency of the federal government, Ginnie Mae. These agency-guaranteed residential mortgage securities carry an implied AAA credit rating with limited, if any, credit risk, particularly in light of the government's continued actions to support the GSEs. This support has largely alleviated concerns regarding the ability of the GSEs to fulfill their guarantee


13%
87%
6.67:1
Portfolio Leverage*
87% Repurchase Arrangements and Similar Borrowings
13% Long-Term Investment Capital
22%
78%
Portfolio Composition
78% Current-Reset ARMs
22% Longer-to-Reset ARMs

* Portfolio leverage is defined as borrowings under repurchase arrangements divided by long-term investment capital, which consists of common and preferred stockholders' equity and long-term unsecured borrowings, net of related investments in statutory trusts.

We are confident that our core investment strategy and conservative approach to leverage can produce attractive, risk-adjusted returns over the long term...

Andrew F. Jacobs, President and CEO

obligations. And for the reasons discussed below, we strongly believe our focus on ARM securities provides investors with an excellent opportunity to earn attractive risk-adjusted returns over the longer term.

Our strategy involves a measured use of leverage, and our experience and discipline in its use has allowed us to successfully navigate the turbulent financial markets experienced over the last several years. Since the housing market troubles began in 2007, we have dramatically reduced our portfolio leverage in large part by raising a substantial amount of common equity capital, and we have significantly expanded our lending counterparty relationships. Additionally, we are currently maintaining an unprecedented level of liquidity, consisting of readily accessible cash and cash equivalents and readily financeable, unencumbered mortgage securities. During 2009 our portfolio leverage declined to 6.67 to one at December 31, 2009 from 7.85 to one at December 31, 2008. This reflects higher pricing levels for our portfolio, improved valuations of our interest rate swap positions and an additional $81 million in common equity capital raised through our at-the-market, continuous offering program. At the end of 2009, our long-term investment capital totaled over $1.1 billion and our liquidity exceeded $600 million. With our larger, more balanced investment platform and the substantial amount of liquidity held at year end, we believe we are well prepared to address future challenges facing our markets.

Our investment portfolio grew by nearly $600 million during 2009 to $8.1 billion, with $169 million of the increase attributable to higher pricing levels for our portfolio. Portfolio yields averaged 4.13% during 2009 against borrowing rates of 1.73%. Although yields can be expected to continue resetting lower in 2010, our borrowing rates should continue to benefit from the current low interest rate environment and from the expiration of relatively high cost interest rate swap agreements, leading us to be reasonably optimistic about 2010 earnings.

That is not to say there are not challenges facing the mortgage markets in 2010. Since the Federal Reserve first announced it would begin acquiring GSE mortgage securities, there have been concerns expressed regarding how the markets will react as this $1.25 trillion program concludes at the end of March. We believe that pricing pressures on the majority of ARM securities we own will be fairly subdued because the program primarily focused on fixed-rate securities, not currently resetting ARM securities which make up the bulk of our investment portfolio.

Additionally, the GSEs recently announced plans to buyout a backlog of seriously delinquent mortgage loans from their guarantee portfolios during the first half of 2010. Overall, we believe the purchase of these delinquent loans by the GSEs is primarily a timing issue, given that most market participants, including ourselves, had anticipated these purchases would be spread throughout the year. We now expect a sharp increase in mortgage prepayments in the first half of 2010 that otherwise might have occurred over the entire year, resulting in higher amortization of investment premiums through June 2010. Once the delinquency backlog is cleared, we expect mortgage prepayments will moderate considerably.

And finally, it is anticipated that sometime within the next twelve months or so the Federal Reserve will begin orchestrating higher short-term interest rates, ultimately leading to higher borrowing costs. It is important to note that the fluctuating nature of short-term interest rates is the primary reason our investment strategy focuses on ARM securities. ARM securities have traditionally performed better in rising interest rate environments than securities with rates of interest that are fixed for most or all of their expected lives. This is because ARM securities are backed by mortgage loans that generally have coupon interest rates that reset at least annually to rates more reflective of current interest rates. As a result, investors in ARM securities have the ability to eventually recover financing spreads lost to increases in borrowing rates. Consequently, the market value of these securities will generally experience less volatility than securities with fixed rates of interest.

The Federal Reserve continues to signal that higher short-term interest rates are not forthcoming for some time. We believe the recent economic recovery may be too fragile to withstand an aggressive tightening policy and that the Federal Reserve will first use other tools to achieve policy objectives before resorting to increasing the federal funds rate. Should this prove to be the case, our borrowing rates could remain low throughout 2010. Additionally, our measured use of interest rate swap agreements, including the replacement of older, higher cost swap agreements as they expire, will effectively lock in borrowing costs at attractive rates into 2011 and 2012 on a significant portion of our liabilities.



Phillip A. Reinsch*, Chief Financial Officer;* ***Andrew F. Jacobs****, President and Chief Executive Officer;* ***Robert R. Spears, Jr.****, Director of Residential Mortgage Investments; and* ***Michael W. Brown****, Treasurer*

In summary, we are confident that our core investment strategy and conservative approach to leverage can produce attractive, risk-adjusted returns over the long term while reducing, but not eliminating, sensitivity to changes in interest rates. As market conditions evolve during 2010 and beyond, we will continue to be opportunistic in growing our investment portfolio, while remaining mindful of the market's recent history in determining the appropriate amount of leverage and liquidity required to prudently manage our portfolio.

On behalf of our board of directors and all of our employees, thank you for your continued support and investment.

Andrew F. Jacobs
President and CEO
March 1, 2010

CAPSTEAD

TABLE OF CONTENTS:

Consolidated Statements of Income 6

Consolidated Balance Sheets 7

Consolidated Statements of Stockholders' Equity 8

Consolidated Statements of Cash Flows 9

Notes to Consolidated Financial Statements 10

Selected Financial Data 32

Management's Discussion and Analysis of
Financial Condition and Results of Operations 33

Forward-Looking Statements 57

Performance Graph 58

Reports on Corporate Governance and Reports of Independent
Registered Public Accounting Firm 59

Directors 62

Officers 63

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year Ended December 31		
	2009	2008	2007
Interest income:			
Mortgage securities and similar investments	$ 314,100	$ 398,285	$ 310,698
Other	495	2,204	945
	314,595	400,489	311,643
Interest expense:			
Repurchase arrangements and similar borrowings	(120,083)	(249,706)	(266,901)
Unsecured borrowings	(8,747)	(8,747)	(8,747)
	(128,830)	(258,453)	(275,648)
	185,765	142,036	35,995
Other revenue (expense):			
Impairment and related charges associated with investments in commercial real estate loans	(40,423)	–	–
Loss from portfolio restructurings	–	(1,484)	(7,683)
Miscellaneous other revenue (expense)	(218)	(109)	1,289
Incentive compensation expense	(4,769)	(6,000)	–
General and administrative expense	(11,351)	(8,779)	(6,671)
	(56,761)	(16,372)	(13,065)
Income before equity in earnings of unconsolidated affiliates	129,004	125,664	22,930
Equity in earnings of unconsolidated affiliates	259	259	1,783
Net income	$ 129,263	$ 125,923	$ 24,713
Net income available to common stockholders:			
Net income	$ 129,263	$ 125,923	$ 24,713
Less cash dividends paid on preferred shares	(20,239)	(20,251)	(20,256)
	$ 109,024	$ 105,672	$ 4,457
Earnings per common share:			
Basic	$1.67	$1.94	$0.19
Diluted	1.66	1.93	0.19

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31	
	2009	2008
Assets:		
Mortgage securities and similar investments ($7.86 billion pledged under repurchase arrangements)	$8,091,103	$7,499,249
Cash collateral receivable from interest rate swap counterparties	30,485	53,676
Interest rate swap agreements at fair value	1,758	–
Cash and cash equivalents	409,623	96,839
Receivables and other assets	92,817	76,481
Investments in unconsolidated affiliates	3,117	3,117
	$8,628,903	$7,729,362
Liabilities:		
Repurchase arrangements and similar borrowings	$7,435,256	$6,751,500
Unsecured borrowings	103,095	103,095
Interest rate swap agreements at fair value	9,218	46,679
Common stock dividend payable	37,432	22,728
Accounts payable and accrued expenses	29,961	44,910
	7,614,962	6,968,912
Stockholders' equity:		
Preferred stock - $0.10 par value; 100,000 shares authorized:		
$1.60 Cumulative Preferred Stock, Series A, 188 and 197 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively ($3,085 aggregate liquidation preference)	2,630	2,755
$1.26 Cumulative Convertible Preferred Stock, Series B, 15,819 shares issued and outstanding at December 31, 2009 and December 31, 2008 ($180,023 aggregate liquidation preference)	176,703	176,705
Common stock - $0.01 par value; 250,000 shares authorized: 69,319 and 63,135 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	693	631
Paid-in capital	1,017,185	975,893
Accumulated deficit	(356,154)	(358,155)
Accumulated other comprehensive income (loss)	172,884	(37,379)
	1,013,941	760,450
	$8,628,903	$7,729,362

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share amounts)

	Preferred Stock	*Common Stock*	*Paid-in Capital*	*Accumulated Deficit*	*Accumulated Other Comprehensive Income (Loss)*	*Total Stockholders' Equity*
Balance at December 31, 2006	$179,533	$192	$ 497,418	$(354,617)	$ 17,436	$ 339,962
Net income	–	–	–	24,713	–	24,713
Other comprehensive income:						
Amounts related to cash flow hedges, net	–	–	–	–	(2,608)	(2,608)
Change in unrealized gain on mortgage securities, net	–	–	–	–	22,133	22,133
Comprehensive income						44,238
Cash dividends:						
Common – $0.34 per share	–	–	(1,152)	(10,571)	–	(11,723)
Preferred	–	–	(2,576)	(17,680)	–	(20,256)
Additions to capital	–	216	208,480	–	–	208,696
Balance at December 31, 2007	179,533	408	702,170	(358,155)	36,961	560,917
Net income	–	–	–	125,923	–	125,923
Other comprehensive income:						
Amounts related to cash flow hedges, net	–	–	–	–	(45,100)	(45,100)
Change in unrealized gain on mortgage securities, net	–	–	–	–	(29,240)	(29,240)
Comprehensive income						51,583
Cash dividends:						
Common – $2.02 per share	–	–	(8,119)	(105,672)	–	(113,791)
Preferred	–	–	–	(20,251)	–	(20,251)
Conversion of preferred stock	(73)	–	73	–	–	–
Additions to capital	–	223	281,769	–	–	281,992
Balance at December 31, 2008	179,460	631	975,893	(358,155)	(37,379)	760,450
Net income	–	–	–	129,263	–	129,263
Other comprehensive income:						
Amounts related to cash flow hedges, net	–	–	–	–	41,118	41,118
Change in unrealized gain on mortgage securities, net	–	–	–	–	169,145	169,145
Comprehensive income						339,526
Cash dividends:						
Common – $2.24 per share	–	–	(39,093)	(109,487)	–	(148,580)
Preferred	–	–	(2,464)	(17,775)	–	(20,239)
Conversion of preferred stock	(127)	–	127	–	–	–
Additions to capital	–	62	82,722	–	–	82,784
Balance at December 31, 2009	$179,333	$693	$1,017,185	$(356,154)	$172,884	$1,013,941

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31		
	2009	*2008*	*2007*
Operating activities:			
Net income	$ 129,263	$ 125,923	$ 24,713
Noncash items:			
Amortization of investment premiums	29,426	29,336	24,091
Depreciation and other amortization	266	252	225
Equity-based compensation costs	1,098	1,277	921
Amounts related to interest rate swap agreements	1,909	1,475	(121)
Impairment and related charges associated with investments in commercial real estate loans	40,423	–	–
Loss from portfolio restructurings	–	1,484	7,683
Net change in receivables, other assets, accounts payable and accrued expenses	(18,730)	32,694	1,137
Net cash provided by operating activities	183,655	192,441	58,649
Investing activities:			
Purchases of mortgage securities and similar investments	(2,019,373)	(2,851,297)	(4,447,054)
Proceeds from sales of mortgage securities and similar investments	–	881,054	845,151
Principal collections on mortgage securities and similar investments	1,513,967	1,511,362	1,751,046
Investments in unconsolidated affiliates:			
Investment in commercial real estate loan limited partnership	–	–	(5,892)
Return of investment in real estate loan limited partnership	–	–	9,519
Net cash used in investing activities	(505,406)	(458,881)	(1,847,230)
Financing activities:			
Proceeds from repurchase arrangements and similar borrowings	65,730,943	63,296,211	46,208,141
Principal payments on repurchase arrangements and similar borrowings	(65,047,179)	(63,045,065)	(44,599,642)
Payment on early termination of repurchase arrangement	–	–	(2,335)
Payment on early termination of interest rate swap agreement	–	(2,275)	–
Decrease (increase) in cash collateral receivable from interest rate swap counterparties	23,191	(51,876)	(1,800)
Capital stock transactions	81,696	280,731	207,787
Dividends paid	(154,116)	(121,100)	(22,578)
Net cash provided by financing activities	634,535	356,626	1,789,573
Net change in cash and cash equivalents	312,784	90,186	992
Cash and cash equivalents at beginning of year	96,839	6,653	5,661
Cash and cash equivalents at end of year	$ 409,623	$ 96,839	$ 6,653

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

NOTE 1 — BUSINESS

Capstead Mortgage Corporation operates as a self-managed real estate investment trust for federal income tax purposes (a "REIT") and is based in Dallas, Texas. Unless the context otherwise indicates, Capstead Mortgage Corporation, together with its subsidiaries, is referred to as "Capstead" or the "Company." Capstead earns income from investing in a leveraged portfolio of residential mortgage pass-through securities consisting almost exclusively of adjustable-rate mortgage ("ARM") securities issued and guaranteed by government-sponsored enterprises, either Fannie Mae or Freddie Mac (together the "GSEs"), or by an agency of the federal government, Ginnie Mae. Agency-guaranteed mortgage pass-through securities ("Agency Securities"), carry an implied AAA rating with limited, if any, credit risk, particularly in light of government support for the GSEs.

NOTE 2 — ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Capstead Mortgage Corporation and its wholly-owned and majority-owned subsidiaries over which it exercises control. Capstead also considers whether consolidation is appropriate for any variable interest entities in which the Company holds an interest. The Company's remaining investments in commercial real estate loans are considered variable interests in the entities that own the underlying real estate. Capstead was not considered the primary beneficiary when these investments were made because of the substantial equity at risk of the borrowers at origination. After acquiring an additional beneficial interest in one of these investments in October 2009, the Company concluded it had become the primary beneficiary of the related entities and that consolidation was appropriate. The common securities held by Capstead in statutory trusts organized by the Company to issue long-term unsecured borrowings are not considered variable interests at risk pursuant to variable interest entity accounting principles. Capstead accounts for these investments under the equity method of accounting. Investments in unconsolidated affiliates are initially recorded at cost and subsequently adjusted for Capstead's equity in earnings and losses and cash contributions and distributions. All significant intercompany balances and transactions have been eliminated. Certain prior year amounts related to cash flow hedges have been reclassified within other comprehensive income (loss) to conform to the current year presentation.

Recent Accounting Developments

On January 1, 2009, Capstead adopted the Financial Accounting Standards Board's ("FASB") Staff Position EITF 03-6-1, *"Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities"* (now referred to as "ASC 260-10-45 under the FASB Accounting Standards Codification, or "ASC"). This pronouncement affects entities such as Capstead that accrue cash dividends on share-based payment awards during the awards' service period when the dividends are not required to be returned if a holder forfeits an award. The FASB concluded that unvested share-based payment awards that contain rights to non-forfeitable dividends are participating securities (i.e. the holders participate in dividends with common stockholders) and must be included in computing basic and diluted earnings per share, if dilutive. Adopting this pronouncement, which included retroactively adjusting all prior period earnings per share computations to reflect its provisions, did not have a material impact on the Company's earnings per share computations.

On January 1, 2009, Capstead adopted FASB Staff Position FAS140-3 *"Accounting for Transfers of Financial Assets and Repurchase Financing Transactions"* ("ASC 860-10-40"). Under this pronouncement, seller-financed acquisitions of mortgage investments entered into after December 31, 2008 do not qualify as acquisitions if the related borrowings under repurchase arrangements are considered sufficiently linked to the acquisition transactions. Any seller-financed acquisitions that are deemed to be sufficiently linked would generally be reported net of related financings at fair value with related changes in fair value reported in earnings until such time as the assets are no longer financed with the sellers. No such linked acquisitions occurred during 2009; therefore, implementing this pronouncement has not had any impact on the Company's consolidated financial statements.

On April 1, 2009, Capstead adopted two FASB Staff Positions: Staff Position No. FAS 115-2 and FAS 124-2, *"Recognition and Presentation of Other-Than-Temporary Impairments"* and Staff Position No. FAS 157-4, *"Determining Fair Value When the Volume and Level of Activity for an Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"* (collectively referred to as "ASC 820-10-35"). These pronouncements provide additional guidance for accounting for other-than-temporary impairments on debt securities. In addition to existing guidance, under these pronouncements, an other-than-temporary impairment is deemed to exist if an entity does not expect to recover the entire amortized cost basis of a debt security. Any other-than-temporary impairments are required to be bifurcated into (i) amounts related to credit losses, which are recognized through earnings, and (ii) amounts related to all other factors, which are recognized as a component of other comprehensive income (loss). Further, these pronouncements require certain additional disclosures for debt securities and provide additional guidance in determining if the market for an asset or liability is inactive and, if so, whether quoted market prices are indicative of fair value. The adoption of these pronouncements did not have any impact on the Company's consolidated financial statements.

On June 30, 2009, Capstead adopted the FASB's Statement of Financial Accounting Standards No. 165, *"Subsequent Events"* ("ASC 855"). This pronouncement modifies the definition of what qualifies as a subsequent event – those events or transactions that occur following the balance sheet date, but before the financial statements are issued, or are available to be issued – and requires companies to disclose the date through which it has evaluated subsequent events and the basis for determining that date. The adoption of this pronouncement did not have any impact on the Company's consolidated financial statements. In preparing the accompanying consolidated financial statements, the Company has reviewed events that have occurred after year-end, up until the time of issuance of the financial statements on February 26, 2010.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, *"Amendments to FASB Interpretation No. 46(R)"* ("ASC 820-10-25"). Among other items, this pronouncement responds to concerns about the application of certain key provisions of the previous pronouncement, including those regarding the transparency of a company's involvement with variable interest entities. This pronouncement is required to be adopted by the Company on January 1, 2010. Its adoption will not have any impact on the Company's consolidated financial statements.

Use of Estimates

The use of estimates is inherent in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The amortization of investment premiums on financial assets is based on estimates of future prepayments on underlying mortgage loans, which are impacted by future changes in interest rates and other factors beyond the control of management. Actual results could differ from those estimates, which could adversely affect earnings. Estimated fair values of financial assets and derivative financial instruments have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis and are influenced by changes in, and market expectations for changes in, interest rates, market liquidity conditions, and levels of mortgage prepayments, as well as other factors beyond the control of management. Accordingly, estimates of fair value are as of the balance sheet dates and are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on estimated fair values. Considerable judgment is also exercised in making impairment conclusions and estimating impairment charges.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash on hand and highly liquid investments with original maturities of three months or less when purchased.

Financial Assets

Most of Capstead's financial assets are mortgage securities classified as available-for-sale and carried at fair value with unrealized gains and losses reported as a separate component of *Accumulated other comprehensive income (loss)*. Loans classified as held for investment or mortgage securities classified as held-to-maturity are carried at amortized cost (unpaid principal balance, adjusted for unamortized investment premiums and discounts). Interest is recorded as income when earned, unless an investment has been placed on nonaccrual status. Placing investments in loans on nonaccrual status, charging off uncollectable loans, resuming the accrual of interest, and determining the appropriate accounting treatment for related cash receipts, is determined on a case-by-case basis. Investment premiums and discounts, including loan origination costs, if any, are recognized as adjustments to interest income by the interest method, generally over the expected life of the related financial assets. Realized gains and losses from sales are recorded as a component of *Other revenue (expense)* as a gain or loss from portfolio restructurings. The specific identification method is used to determine the cost of financial assets sold.

Financial assets are reviewed for potential impairment at each balance sheet date. Other-than-temporary impairments of investments in mortgage securities can occur with adverse changes in the financial condition of the issuer and changes in the Company's intent or ability to hold the security until any declines in fair value are recovered. The amount of any such other-than-temporary impairment for an investment in a mortgage security is measured by comparing the recorded amount of the security to its fair value. An investment in a loan is considered impaired if it becomes probable that the Company will be unable to collect all amounts due according to the loan's contractual terms and the amount of any impairment is measured by comparing the recorded amount of the loan to the present value of expected cash flows. Impairment charges are recorded as a component of *Other revenue (expense)*.

Borrowings

Borrowings are carried at amortized cost (unpaid principal balances, net of unamortized discounts and premiums, when present). Discounts and premiums, as well as debt issue costs, which are recorded in *Receivables and other assets*, are recognized as adjustments to interest expense by the interest method over the term of the related borrowings. Borrowings under repurchase arrangements create exposure to the potential for failure on the part of counterparties to honor their commitment to return pledged collateral. In the event of a default by a counterparty, the Company may have difficulty recovering its collateral. To mitigate this risk, the Company monitors the creditworthiness of its counterparties and manages its exposure to any single counterparty.

Derivative Financial Instruments ("Derivatives")

Derivatives used by Capstead for risk management purposes are carried at fair value as assets or liabilities. The accounting for changes in fair value of each Derivative held depends on whether it has been designated as a hedge for accounting purposes, as well as the type of hedging relationship identified. Capstead will typically designate any Derivatives held as cash flow hedges. To qualify as a cash flow hedge, at the inception of the hedge relationship the Company must document that the hedge relationship is anticipated to be highly effective and monitor ongoing effectiveness on at least a quarterly basis. As long as the hedge relationship remains effective, the effective portion of changes in fair value of the Derivative are recorded in *Accumulated other comprehensive income (loss)* and the ineffective portion is recorded in interest expense. Changes in fair value of Derivatives not held as accounting hedges, or for which the hedge relationship is no longer considered highly effective, are recorded in *Miscellaneous other revenue (expense)*.

Holding Derivatives creates exposure to credit risk related to the potential for failure on the part of counterparties to honor their commitments. In addition, the Company may be required to post collateral based on the market value of the Derivatives. In the event of default by a counterparty, the Company may have difficulty recovering its collateral and may not receive payments provided for under the terms of the Derivative. To mitigate this risk, the Company uses only well-established commercial banks as counterparties.

The Company uses interest rate swap agreements in cash flow hedge relationships in order to hedge variability in borrowing rates due to changes in the underlying benchmark interest rate related to a designated portion of its current and anticipated future 30- to 90-day borrowings. Variable-rate swap payments to be received and any measured hedge ineffectiveness are recorded in interest expense as an offset to interest owed on the hedged borrowings that reset to market rates generally every 30 to 90 days. Fixed-rate swap payments to be made are also recorded in interest expense. The combination of these cash flows results in a fixed rate on these borrowings, subject to certain adjustments.

Cash collateral receivable from interest rate swap counterparties represents cash remitted to swap counterparties to meet initial and ongoing margin requirements that are based on the fair value of these agreements, including related interest receivable or payable under the terms of the agreements. The Company may also remit mortgage securities to certain of its swap counterparties to meet ongoing margin requirements. Such mortgage securities, if any, are included in *Mortgage securities and similar investments*. For presentation purposes, the Company does not offset individual counterparty collateral receivables (or payables) with the recorded fair value of related interest rate swap agreements pursuant to master netting arrangements. In addition, gross unrealized gains on Derivatives (recorded as assets) are stated separately from gross unrealized losses (recorded as liabilities) without regard to counterparty.

Dividend Classification

Capstead records common and preferred share dividends in the *Accumulated deficit* component of *Stockholders' equity* only to the extent of available earnings for the related quarterly or monthly period. Any dividends declared in excess of available earnings are considered returns of capital for financial reporting purposes and are recorded as reductions of *Paid-in capital.* The tax and financial reporting classification of dividends can differ as a result of differences between taxable income and *Net income* and how taxable income is allocated to dividends paid, as well as the timing of taxable income distributions.

Equity-based Compensation

Equity-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the related requisite service period. The Company recognizes compensation cost for option awards on a straightline basis over the requisite service period for each portion of an award that vests separately. Compensation cost for stock awards subject only to service conditions is recognized on a straightline basis over the requisite service period for the entire award. Compensation cost for stock awards subject to performance conditions is recognized on a straightline basis over the requisite service period for each portion of the award that vests separately, subject to achieving the related performance conditions.

Income Taxes

Capstead Mortgage Corporation and its qualified REIT subsidiaries ("Capstead REIT") have elected to be taxed as a REIT. As a result, Capstead REIT is not taxed on taxable income distributed to stockholders if certain REIT qualification tests are met. Capstead's policy is to distribute 100% of the taxable income of the REIT, after application of available tax attributes, within the time limits prescribed by the Internal Revenue Code (the "Code"), which may extend into the subsequent taxable year. The Company may find it advantageous from time to time to elect taxable REIT subsidiary status for certain of its subsidiaries. Taxable income of any taxable REIT subsidiaries is subject to federal and, where applicable, state or local income taxes. Income taxes are accounted for using the liability method. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("ASC 740-10-30") on January 1, 2007 which prescribes a "more likely than not" accounting recognition threshold for the recognition and measurement of the financial statement effects of tax positions taken on a tax return filing. The Company did not recognize any liabilities for unrecognized tax benefits in implementing this pronouncement at adoption or during subsequent periods. Accordingly, this pronouncement has had no impact on the Company's financial condition or results of operations. If applicable in future periods, the Company will record interest and penalties related to unrecognized tax benefits in *General and administrative expense.* No such accruals were necessary as of December 31, 2009.

NOTE 3 — EARNINGS (LOSS) PER COMMON SHARE

Basic earnings per common share is computed by dividing net income, after deducting preferred share dividends and adjusting for the impact of unvested stock awards deemed to be participating securities, by the weighted average number of common shares outstanding, calculated excluding unvested stock awards. Diluted earnings per common share is computed by dividing net income, after deducting dividends on convertible preferred shares when such shares are antidilutive and similar adjustments for participating securities, by the weighted average number of common shares and common share equivalents outstanding calculated excluding unvested stock awards, giving effect to equity awards and convertible preferred shares when such awards and shares are dilutive. For calculation purposes the Series A and B preferred shares are considered dilutive whenever basic earnings per common share exceeds each Series' dividend divided by the conversion rate applicable for that period. Unvested stock awards that are deemed participating securities are included in the calculation of diluted earnings per share, if dilutive, under either the two class method or the treasury stock method, depending upon which method produces the more dilutive result. Components of the computation of basic and diluted earnings per common share were as follows (dollars in thousands, except per share amounts):

	Year Ended December 31		
	2009	*2008*	*2007*
Numerator for basic earnings per common share:			
Net income	$129,263	$125,923	$ 24,713
Series A and B preferred share dividends	(20,239)	(20,251)	(20,256)
Basic earnings impact of unvested stock awards	(554)	(706)	(39)
	$108,470	$104,966	$ 4,418
Denominator for basic earnings per common share:			
Total average shares outstanding	65,418	54,368	23,247
Average unvested stock awards outstanding	(373)	(361)	(300)
	65,045	54,007	22,947
Basic earnings per common share	$1.67	$1.94	$0.19
Numerator for diluted earnings per common share:			
Net income	$129,263	$125,923	$ 24,713
Dividends on antidilutive convertible preferred shares	(19,932)	(19,932)	(20,256)
Diluted earnings impact of unvested stock awards	(555)	(706)	(39)
	$108,776	$105,285	$ 4,418
Denominator for diluted earnings per common share:			
Total average shares outstanding	65,418	54,368	23,247
Average unvested stock awards outstanding	(373)	(361)	(300)
Net effect of dilutive option awards	100	149	140
Net effect of dilutive convertible preferred shares	304	312	–
	65,449	54,468	23,087
Diluted earnings per common share	$1.66	$1.93	$0.19
Potentially dilutive securities:			
Antidilutive convertible preferred shares:			
Series A	–	–	202
Series B	15,819	15,819	15,819
Antidilutive equity awards excludable under the treasury stock method:			
Shares issuable under option awards	40	40	363
Unvested stock awards	111	–	–

NOTE 4 — MORTGAGE SECURITIES AND SIMILAR INVESTMENTS

Mortgage securities and similar investments and related weighted average coupon rates ("net WAC") and yields classified by collateral type and interest rate characteristics were as follows (dollars in thousands):

	Principal Balance	Investment Premiums (Discounts)	Basis	Carrying Amount [(a)]	Net WAC [(b)]	Average Yield [(b)]
December 31, 2009						
Agency Securities:						
Fannie Mae/Freddie Mac:						
Fixed-rate	$ 6,835	$ 20	$ 6,855	$ 6,871	6.75%	6.38%
ARMs	7,415,616	107,066	7,522,682	7,696,743	4.06	4.14
Ginnie Mae ARMs	354,611	2,210	356,821	362,061	3.94	4.17
	7,777,062	109,296	7,886,358	8,065,675	4.06	4.15
Residential mortgage loans:						
Fixed-rate	3,683	6	3,689	3,689	7.00	7.23
ARMs	7,974	67	8,041	8,041	3.93	4.86
	11,657	73	11,730	11,730	4.89	5.68
Collateral for structured financings	3,585	60	3,645	3,645	8.05	7.49
Senior notes	10,000	53	10,053	10,053	10.00	9.60
	$7,802,304	$109,482	$7,911,786	$8,091,103	4.07	4.13
December 31, 2008						
Agency Securities:						
Fannie Mae/Freddie Mac:						
Fixed-rate	$ 9,991	$ 31	$ 10,022	$ 10,041	6.64%	6.47%
ARMs	6,928,385	90,942	7,019,327	7,029,002	5.29	5.19
Ginnie Mae ARMs	394,909	2,056	396,965	397,443	4.94	5.15
	7,333,285	93,029	7,426,314	7,436,486	5.27	5.19
Residential mortgage loans:						
Fixed-rate	5,880	(8)	5,872	5,872	7.16	7.06
ARMs	9,053	79	9,132	9,132	5.58	6.38
	14,933	71	15,004	15,004	6.20	6.65
Collateral for structured financings	4,523	73	4,596	4,596	8.09	7.90
Commercial real estate loans	43,444	–	43,444	43,163	7.03	9.61
	$7,396,185	$ 93,173	$7,489,358	$7,499,249	5.29	5.22

(a) *Includes unrealized gains and losses for securities classified as available-for-sale, if applicable, (see NOTE 8) and an allowance for loan losses on commercial real estate loans of $281,000 at December 31, 2008.*

(b) *Net WAC is presented net of servicing and other fees as of the indicated balance sheet date. Average yield is presented for the year then ended, calculated including the amortization of investment premiums (discounts) and excluding unrealized gains and losses.*

Agency Securities carry an implied AAA rating and therefore limited credit risk, particularly in light of government support for the GSEs. Residential mortgage loans held by the Company were originated prior to 1995 when Capstead operated a mortgage conduit and the related credit risk is borne by the Company. Collateral for structured financings consists of private residential mortgage securities obtained through the above-mentioned mortgage conduit that are pledged to secure repayment of the structured financings. The credit risk for these securities is borne by the related bondholders. The maturity of mortgage securities is directly affected by prepayments of principal on the underlying mortgage loans. Consequently, the actual maturity of the Company's mortgage securities will be significantly shorter than the portfolio's 287 month weighted average contractual maturity.

Fixed-rate investments are generally residential mortgage loans or Agency Securities backed by mortgage loans with fixed rates of interest. Adjustable-rate investments generally are ARM Agency Securities backed by residential mortgage loans that have coupon interest rates that adjust at least annually to more current interest rates or begin doing so after an initial fixed-rate period. After the initial fixed-rate period, if applicable, mortgage loans underlying ARM securities either (i) adjust annually based on specified margins over the one-year Constant Maturity U.S. Treasury Note Rate ("CMT") or the one-year London interbank offered rate ("LIBOR"), (ii) adjust semiannually based on specified margins over six-month LIBOR, or (iii) adjust monthly based on specified margins over indexes such as one-month LIBOR or the Eleventh District Federal Reserve Bank Cost of Funds Index, or over a rolling twelve month average of the one-year CMT index, usually subject to periodic and lifetime limits on the amount of such adjustments during any single interest rate adjustment period and over the contractual term of the loans.

The Company classifies its ARM securities based on each security's average number of months until coupon reset ("months-to-roll"). Current-reset ARM securities have a months-to-roll of less than 18 months while longer-to-reset ARM securities have a months-to-roll of 18 months or greater. The average months-to-roll for the Company's $6.14 billion (basis) in current-reset ARM securities at December 31, 2009 was 5.3 months compared to 27.2 months for the Company's $1.74 billion (basis) in longer-to-reset ARM securities.

In December 2009 the Company recorded $39.2 million in impairment charges in order to write off its investment in subordinate loans and related accrued interest collateralized by the Four Seasons hotel in Nevis, West Indies. The Company remains a participant in the lending group and as such could achieve some recovery on this investment from the eventual disposition of the hotel; however, any such recovery currently appears doubtful. The financing for the Nevis property matured in October 2008 and one week later it sustained significant hurricane damage, forcing closure of the hotel. In September 2009 the Company began acting as controlling debtholder representing the lending group. In this capacity Capstead proposed a plan to the special servicer for reopening the hotel that it believes would maximize recoveries on behalf of the lending group. However, in December 2009 the Company was notified by the special servicer that it no longer considered Capstead to be the controlling debtholder and that it intends to pursue an alternative plan. Because of these and other actions by the special servicer, as well as other adverse developments affecting the value of the hotel and available cash flows to the lending group, the Company no longer anticipates any meaningful recovery on this investment.

In October 2009 the Company acquired a senior lien to its existing subordinated interests in two Dallas, Texas-based townhome developments, triggering consolidation of the related entities under variable interest entity accounting rules. As a result, the underlying collateral, which at December 31, 2009 consisted of 31 unsold completed units with a basis of less than $9 million, is included in *Receivables and other assets* on the balance sheet. Included in *Impairment and related charges associated with investments in commercial real estate loans,* is $1.2 million in charges related to these investments. No interest was recognized on either the Nevis or townhome investments during 2009.

Senior notes held by the Company consist of $10.0 million face amount of AAA-rated senior notes issued by one of the Company's lending counterparties. These notes were issued in July 2009 pursuant to a larger private placement by two large commercial banks of senior and junior notes of a lending counterparty. The senior notes, which bear interest at 10.0% per annum payable monthly, mature on December 15, 2010 and are callable by the borrower at par.

NOTE 5 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES

To facilitate the issuance of *Unsecured borrowings*, Capstead formed and capitalized three Delaware statutory trusts through the issuance to the Company of the trusts' common securities totaling $3.1 million (see NOTE 7). The Company's equity in the earnings of the trusts consists solely of the common trust securities' pro rata share in interest accruing on Unsecured borrowings issued to the trusts.

NOTE 6 — REPURCHASE ARRANGEMENTS AND SIMILAR BORROWINGS, INCLUDING RELATED HEDGING ACTIVITY

Capstead generally pledges its *Mortgage securities and similar investments* as collateral under uncommitted repurchase arrangements with commercial banks and other financial institutions, the terms and conditions of which are negotiated on a transaction-by-transaction basis when each borrowing is initiated or renewed. Related borrowing rates are based on prevailing rates corresponding to the terms of the borrowings. Amounts available to be borrowed are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality and market liquidity conditions. In response to declines in fair value of pledged securities, lenders may require the Company to post additional collateral or pay down borrowings to re-establish agreed upon collateral requirements, referred to as margin calls. The maturity of outstanding structured financings is directly affected by prepayments on the related mortgage pass-through securities pledged as collateral and these financings are subject to redemption by the residual bondholders. *Repurchase arrangements and similar borrowings*, classified by type of collateral and maturities, and related weighted average interest rates were as follows (dollars in thousands):

	December 31, 2009		*December 31, 2008*	
Collateral Type	*Borrowings Outstanding*	*Average Rate **	*Borrowings Outstanding*	*Average Rate **
Borrowings with maturities of 30 days or less:				
Agency Securities	$7,431,611	0.29%	$5,179,137	2.74%
Borrowings with maturities greater than 30 days:				
Agency Securities (31 to 90 days)	–	–	835,628	2.87
Agency Securities (91 to 360 days)	–	–	732,139	5.13
Similar borrowings:				
Collateral for structured financings	3,645	8.05	4,596	8.09
	$7,435,256	0.29	$6,751,500	3.02

* *Average rate is presented as of the indicated balance sheet date and does not include the effects of interest rate swap agreements held as cash flow hedges on a designated portion of 30- to 90-day borrowings (see below). After giving effect to these cash flow hedges, the average rate was 0.89% and 3.55% at December 31, 2009 and 2008, respectively.*

The Company uses two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements to help mitigate exposure to higher short-term interest rates. All swap agreements are designated as cash flow hedges of the variability of the underlying benchmark interest rate of current and forecasted 30- to 90-day repurchase arrangements. This hedge relationship in effect establishes a relatively stable fixed rate on related borrowings because the variable-rate payments received on the swap agreements largely offset interest accruing on the related borrowings, leaving the fixed-rate payments to be paid on the swap agreements as the Company's effective borrowing rate, subject to certain adjustments including the effects of measured hedge ineffectiveness and the spread between variable rates on the swap agreements and actual borrowing rates.

The Company's interest swap agreements, with an average expiration of 13 months, had the following characteristics at December 31, 2009 (dollars in thousands):

Quarter of Contract Expiration	*Notional Amount*	*Average Fixed Rate*
First Quarter 2010	$ 800,000	2.84%
Second Quarter 2010	–	–
Third Quarter 2010	200,000	3.17
Fourth Quarter 2010	–	–
First Quarter 2011	400,000	1.37
Second Quarter 2011	100,000	1.19
Third Quarter 2011	400,000	1.33
Fourth Quarter 2011	900,000	1.15
	$2,800,000	1.83

Related disclosures were as follows as of and for the indicated periods (in thousands):

	Location in Balance Sheet	*December 31, 2009*	*December 31, 2008*
Balance sheet-related			
Derivatives designated as cash flow hedging instruments: [(c)]			
Interest rate swap agreements at fair value – (an asset)	(a)	$ 1,758	$ –
Interest rate swap agreements at fair value – (a liability)	(a)	(9,218)	(46,679)
Related net interest payable	(b)	(17,451)	(12,909)
		$(24,911)	$(59,588)

	Location of Gain or (Loss) Recognized in Net Income	*December 31 2009*	*2008*	*2007*
Income statement-related				
Components of effect on interest expense:				
Amount of gain (loss) reclassified from AOCI:				
Effective portion of active positions		$(56,585)	$ (9,892)	$ 901
Effective portion of terminated positions [(d)]		(1,251)	(993)	–
		(57,836)	(10,885)	901
Amount of gain (loss) recognized (ineffective portion)		(1,148)	(430)	2
Decrease (increase) in interest expense	(e)	(58,984)	(11,315)	903
Holding gains on interest rate swap agreements realized prior to designation as cash flow hedges	(f)	–	81	119
Increase (decrease) in *Net income* as a result of the use of interest rate swap agreements		$(58,984)	$(11,234)	$ 1,022
Other comprehensive income-related:				
Amount of loss recognized in other comprehensive income (loss) (effective portion)		$(16,709)	$(55,979)	$(1,604)

(a) *Presented separately on the face of the balance sheet.*
(b) *Included in "Accounts payable and accrued expenses" on the face of the balance sheet.*
(c) *The estimated amount of unrealized losses that will be recognized in the statement of income over the next twelve months in the form of fixed and variable rate swap payments in excess of current market rates totaled $15.1 million at December 31, 2009.*
(d) *In March 2008 a swap agreement with a $100 million notional amount was terminated for a realized loss of $2.3 million which is being amortized to earnings over the original two-year term of the Derivative (through January 2010).*
(e) *Included in "Interest expense: Repurchase arrangements and similar borrowings" on the face of the statement of income.*
(f) *Included in "Miscellaneous other revenue (expense)" on the face of the statement of income.*

Interest rate swap agreements are measured at fair value on a recurring basis primarily using Level Two Inputs in accordance with "Fair Value Measurements and Disclosures" ("ASC 820"). In determining fair value estimates for these agreements, the Company utilizes the standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts based on expected future interest rates derived from observable market interest rate curves. The Company also incorporates both its own nonperformance risk and its counterparties' nonperformance risk as applicable in determining the fair value of its interest rate swap agreements. In considering the effect of nonperformance risk, the Company considered the impact of netting and credit enhancements, such as collateral postings and guarantees, and has concluded that counterparty risk is not significant to the overall valuation of these agreements.

The weighted average effective interest rate on *Repurchase arrangements and similar borrowings* was 1.73% and 3.53% during 2009 and 2008, respectively, including the effects of the swap agreements. Related interest paid, including swap agreement cash flows, totaled $135.0 million, $241.7 million and $264.1 million during 2009, 2008 and 2007, respectively.

NOTE 7 — UNSECURED BORROWINGS

Unsecured borrowings consist of 30-year junior subordinated notes issued in 2006 and 2005 to three special-purpose statutory trusts. These unconsolidated affiliates were formed to issue $3.1 million of the trusts' common securities to Capstead and to privately place $100 million of preferred securities with unrelated third party investors. Included in *Receivables and other assets* are $2.6 million in remaining issue costs associated with these transactions. Note balances and related weighted average interest rates as of December 31, 2009 and 2008 (calculated including issue cost amortization) were as follows (dollars in thousands):

	Borrowings Outstanding	*Average Rate*
Junior subordinated notes:		
Capstead Mortgage Trust I	$ 36,083	8.31%
Capstead Mortgage Trust II	41,238	8.46
Capstead Mortgage Trust III	25,774	8.78
	$103,095	8.49

The junior subordinated notes pay interest to the trusts quarterly calculated at fixed rates of 8.19% to 8.685% for ten years from issuance and subsequently at prevailing three-month LIBOR rates plus 3.30% to 3.50% for 20 years, reset quarterly. The trusts remit dividends pro rata to the common and preferred trust securities based on the same terms as the subordinated notes provided that payments on the trusts' common securities are subordinate to payments on the related preferred securities. The Capstead Mortgage Trust I notes and trust securities mature in October 2035 and are redeemable, in whole or in part, without penalty, at the Company's option anytime on or after October 30, 2010. The Capstead Mortgage Trust II notes and trust securities mature in December 2035 and are redeemable, in whole or in part, without penalty, at the Company's option anytime on or after December 15, 2015. The Capstead Mortgage Trust III notes and trust securities mature in September 2036 and are redeemable, in whole or in part, without penalty, at the Company's option anytime on or after September 15, 2016. The weighted average effective interest rate for *Unsecured borrowings* (calculated including issue cost amortization) was 8.49% during 2009, 2008 and 2007. Related interest paid totaled $8.6 million in 2009, 2008 and 2007.

NOTE 8 — DISCLOSURES REGARDING FAIR VALUES OF FINANCIAL INSTRUMENTS

The following tables and related discussion provide fair value disclosures as of the indicated balance sheet dates for Capstead's financial assets and liabilities, most of which are influenced by changes in, and market expectations for changes in, interest rates and market liquidity conditions, as well as other factors beyond the control of management. Excluded from these disclosures are financial instruments for which the Company's cost basis is deemed to approximate fair value due primarily to the short duration of these instruments, including *Cash and cash equivalents, Cash collateral receivable from interest rate swap counterparties*, receivables, payables and borrowings under repurchase arrangements with initial terms of 120 days or less.

The Company's holdings of residential mortgage securities, nearly all of which are classified as held available-for-sale, are measured at fair value on a recurring basis using Level Two Inputs in accordance with ASC 820. In determining fair value estimates for mortgage securities the Company considers recent trading activity for similar investments and pricing levels indicated by lenders in connection with designating collateral for repurchase arrangements, provided such pricing levels are considered indicative of actual market clearing transactions.

Fair values for commercial real estate loans and senior notes are estimated using valuation techniques that involve uncertainties and are affected by assumptions used and judgments made regarding risk characteristics, discount rates, future cash flows, future loss expectations, and other factors, i.e., Level Three Inputs in accordance with ASC 820. In estimating these fair values, the Company used discount rates of 10% to 25% to determine the net present value of related future cash flows. Fair values of borrowings under repurchase arrangements with initial terms of greater than 120 days and *Unsecured borrowings* are estimated based on offer prices for similar financial instruments or market positions, i.e., Level Two Inputs in accordance with ASC 820. See NOTE 6 for information relative to the valuation of interest rate swap agreements.

Fair value disclosures for financial instruments other than debt securities were as follows (in thousands):

	December 31, 2009		*December 31, 2008*	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
Financial assets:				
Residential mortgage loans	$ 11,730	$ 11,800	$ 15,004	$ 15,000
Commercial real estate loans	–	–	43,444	25,500
Interest rate swap agreements	1,758	1,758	–	–
Financial liabilities:				
Repurchase arrangements with initial terms of greater than 120 days	–	–	1,127,420	1,142,900
Unsecured borrowings	103,095	102,000	103,095	85,900
Interest rate swap agreements	9,218	9,218	46,679	46,679

Fair value and related disclosures for debt securities were as follows (in thousands):

	Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2009				
Agency Securities classified as available-for-sale	$7,879,697	$179,696	$ 379	$8,059,014
Residential mortgage securities classified as held-to-maturity	10,306	477	–	10,783
Senior notes classified as held-to-maturity	10,053	–	53	10,000
As of December 31, 2008				
Agency Securities classified as available-for-sale	7,416,520	49,904	39,732	7,426,692
Residential mortgage securities classified as held-to-maturity	14,390	332	–	14,722

	December 31, 2009		December 31, 2008	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Securities in an unrealized loss position:				
One year or greater	$ 41,596	$162	$ 157,675	$ 2,454
Less than one year	101,130	217	2,762,619	37,278
	$142,726	$379	$2,920,294	$39,732

Managing a leveraged portfolio of primarily ARM Agency Securities is the core focus of Capstead's investment strategy and management expects these securities will be held until payoff absent a major shift in the Company's investment focus. Declines in fair value caused by increases in interest rates are typically modest for investments in relatively short-duration ARM Agency Securities compared to investments in longer-duration, fixed-rate assets. These declines are generally recoverable in a relatively short period of time as the coupon interest rates on the underlying mortgage loans reset to rates more reflective of the then current interest rate environment allowing for the potential recovery of financing spreads diminished during periods of rising interest rates.

From a credit risk perspective, the real or implied federal government guarantee associated with Agency Securities, particularly in light of government support for the GSEs, helps ensure that fluctuations in value due to credit risk associated with these securities will be limited. This support for the GSEs and other government actions to support the global financial system and improve market conditions dramatically improved market liquidity for leveraged holders of Agency Securities during 2009 compared to conditions existing late in 2008 in the aftermath of the Lehman Brothers Holdings, Inc. bankruptcy. Given that (a) any existing unrealized losses on mortgage securities held by the Company are not attributable to credit risk, (b) the Company typically holds its investments to maturity, and (c) it is more likely than not that the Company will not be required to sell any of its investments, none of these investments are considered other-than-temporarily impaired at December 31, 2009.

During 2008 the Company sold Agency Securities classified as available-for-sale with a cost basis of $882.5 million recognizing a net loss of $1.5 million (gross realized losses of $2.9 million and gross realized gains of $1.4 million). During 2007 mortgage securities classified as available-for-sale with a cost basis of $841.3 million were sold for a net loss of $5.5 million (gross realized losses of $6.2 million and gross realized gains of $678,000). Additionally, in 2007 non-agency-guaranteed residential mortgage securities classified as held-to-maturity with a cost basis of $9.1 million were sold for gross realized gains of $151,000 and several longer-dated repurchase arrangements were terminated at a loss of $2.3 million. No sales occurred during 2009.

NOTE 9 — INCOME TAXES

Capstead REIT and any subsidiaries for which the Company has elected taxable REIT subsidiary status file separate tax returns in the U.S. federal and various state jurisdictions, where applicable. Provided Capstead REIT remains qualified as a REIT and all its taxable income is distributed to stockholders within allowable time limits, no income taxes are due on this income. Accordingly, no provision has been made for income taxes for Capstead REIT. Taxable income of any taxable REIT subsidiaries is fully taxable and provision is made for any resulting income taxes. With few exceptions, the Company is no longer subject to examination by federal, state or local tax authorities for years before 2006. Capstead's effective tax rate differs substantially from statutory federal income tax rates primarily due to the benefit of Capstead REIT's status as a REIT, as illustrated below, along with other items affecting the Company's effective tax rate (in thousands):

	Year Ended December 31		
	2009	***2008***	***2007***
Income taxes computed at the federal statutory rate	$ 45,242	$ 44,073	$ 8,650
Benefit of REIT status	(45,237)	(44,078)	(8,038)
Income taxes computed on income of Capstead's sole taxable REIT subsidiary	5	(5)	612
Change in net deferred income tax assets	(6)	(19)	(421)
Other	1	24	(6)
Income tax provision of taxable REIT subsidiary	$ –	$ –	$ 185

The 2007 provision was recorded in *General and administrative expense* and included $32,000 of federal alternative minimum taxes and state income taxes payable and $153,000 in federal income tax provision recorded as an increase to *Additional paid-in capital.* Operating loss carryforwards totaling $1.4 million were utilized by this subsidiary in 2007 to reduce actual taxes payable (including $430,000 in carryforwards associated with stock option awards granted in prior years to former employees of this subsidiary). Income taxes totaling $31,000 were paid during 2008. No income taxes were paid during 2009 and 2007. Significant components of the Company's taxable REIT subsidiary's deferred income tax assets and liabilities were as follows (in thousands):

	December 31	
	2009	***2008***
Deferred income tax assets:		
Alternative minimum tax credit [(a)]	$1,941	$1,941
Net operating loss carryforwards [(b)]	2	8
Other	34	34
	1,977	1,983
Deferred income tax liabilities	–	–
Net deferred tax assets	$1,977	$1,983
Valuation allowance [(c)]	$1,977	$1,983

(a) Alternative tax credit carryforwards can be utilized to offset payment of federal income taxes on future taxable income, if any, earned by this subsidiary, subject to certain limitations.

(b) Excludes $3.4 million in remaining net operating loss carryforwards which expire after 2019. To the extent these carryforwards are utilized in future periods, the benefit will reduce actual taxes payable.

(c) Because this subsidiary is not expected to earn significant amounts of taxable income, related net deferred tax assets are fully reserved at December 31, 2009.

NOTE 10 — STOCKHOLDERS' EQUITY

Capstead has two series of convertible preferred stock outstanding ranking on parity with each other and ahead of the common shares in the event of liquidation. These shares are currently redeemable at the Company's option. Dividends are payable quarterly for the Series A shares and monthly for the Series B shares. Under the terms of the governing Articles Supplementary, common dividend distributions in excess of available quarterly net income result in adjustments to the conversion ratios of the preferred shares. Capstead's preferred shares are each entitled to cumulative fixed dividends. The following provides information regarding the Company's outstanding preferred stock:

Series	*Annual Dividend*	*Conversion Rate* *	*Recorded Amount*	*Liquidation Preference*	*Redemption Price*
A	$1.60	1.6467	$13.98	$16.40	$16.40
B	1.26	0.6362	11.17	11.38	12.50

* *Reflects the number of common shares to be received for each preferred share converted based on conversion rates in effect January 1, 2010 for the Series A shares and December 31, 2009 for the Series B shares. During 2009, 8,947 Series A shares were converted into 14,110 common shares and 169 Series B shares were converted into 102 common shares.*

The Company raised $81.4 million, $154.0 million and $8.3 million, after underwriting discounts and offering expenses, in new common equity capital through its at-the-market, continuous offering program during 2009, 2008 and 2007, respectively. In 2008 and 2007 the Company completed three public offerings raising $126.7 million and 199.1 million, respectively, in new common equity capital, after underwriting discounts and offering expenses. Additions to common equity capital related to equity awards to directors and employees totaled $1,343,000, $1,276,000 and $910,000 during 2009, 2008 and 2007, respectively, including net proceeds from the exercise of option awards of $327,000, $52,000 and $257,000, respectively. See NOTE 11 for further information pertaining to long-term equity-based awards.

Capstead's Charter provides that if its board of directors determines in good faith that the direct or indirect ownership of the common shares has become concentrated to an extent which would cause Capstead REIT to fail to qualify as a REIT, the Company may redeem or repurchase, at fair market value, any number of common or preferred shares sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue common or preferred shares to any person whose ownership of the shares would result in Capstead REIT being unable to comply with the requirements of the Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any of its shares to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.

Comprehensive income (loss) is net income plus other comprehensive income (loss). Other comprehensive income (loss) currently consists of the change in unrealized gain on mortgage securities classified as available-for-sale and amounts related to Derivatives held as cash flow hedges. As of December 31, 2009, the *Accumulated other comprehensive income (loss)* component of Stockholders' equity consisted of $179.3 million in net unrealized gains on mortgage securities held available-for-sale, $6.4 million in net unrealized losses on Derivatives held as cash flow hedges and the $31,000 amortized balance of a realized loss offset by $39,000 in realized gains, both related to terminated cash flow hedges.

The following provides information regarding the components of comprehensive income (loss) (in thousands):

	Year Ended December 31		
	2009	2008	2007
Net income	$129,263	$125,923	$24,713
Other comprehensive income (loss):			
Amounts related to available-for-sale securities:			
Reclassification adjustments for amounts included in net income	–	1,484	5,348
Change in net unrealized gains	169,145	(30,724)	16,785
Amounts related to cash flow hedges:			
Change in net unrealized losses	(16,709)	(53,704)	(1,604)
Early termination of interest rate swap agreement	–	(2,275)	–
Reclassification adjustment for amounts included in net income	57,827	10,879	(1,004)
Other comprehensive income (loss)	210,263	(74,340)	19,525
Comprehensive income	$339,526	$ 51,583	$44,238

NOTE 11 — COMPENSATION PROGRAMS

The compensation committee of Capstead's board of directors administers all compensation programs for employees including salaries and related programs, annual incentive compensation and long-term equity-based awards, as well as other benefit programs.

Performance-based Cash Compensation Program to Augment Base Salaries

To augment base salaries of executive officers, in 2008 the committee implemented a performance-based cash compensation program that provides for payments equal to the per share dividend declared on the Company's common stock multiplied by a notional amount of non-vesting or "phantom" common shares ("Dividend Equivalents"). Dividend Equivalents are not attached to any stock or option awards and only have the right to receive the same cash distributions that the Company's common stockholders are entitled to receive during the term of the grants, subject to certain conditions, including continuous service. Dividend Equivalents issued and outstanding were as follows at December 31, 2009:

Year of Grant	Total Grant	Expiration Date of Grant	Related Cost Recognized in General and Administrative Expense 2009	2008
2008	225,000	July 1, 2012	$504,000	$205,000
2009	225,000	July 1, 2012	248,000	–
			$752,000	$205,000

Annual Incentive Compensation

To provide employees with an appropriate performance-based annual incentive compensation opportunity, each year the committee approves an incentive formula to create an incentive pool equal to a percentage participation in the Company's earnings in excess of a pre-established performance threshold. This formula is intended to serve as a guideline for the creation of an annual incentive pool. The committee has complete discretion with respect to the amount to be distributed from the pool, including its allocation between executive officers and other employees. Distributions are typically made subsequent to year-end.

For 2009 the committee modified the formula for determining the incentive pool to establish a minimum performance threshold based on return on average long-term investment capital and established a maximum amount, or cap, available to be paid in any one year of 50 basis points multiplied by "average long-term investment capital," as defined. Under this modification, the incentive pool equals a 10% participation in "annual earnings," as defined, in excess of a benchmark amount based on "average long-term investment capital," as defined, multiplied by the greater of 8.00% or the average 10-year U.S. Treasury rate plus 200 basis points. Annual earnings for formula purposes equates to *Net income* excluding (i) *Incentive compensation expense*, (ii) any gain or loss from asset sales or writedowns, including impairment charges, and (iii) interest on *Unsecured borrowings*, net of equity in the earnings of related statutory trusts reflected in the balance sheet as *Investments in unconsolidated affiliates*. Average long-term investment capital for formula purposes equates to *Unsecured borrowings*, net of related investments in statutory trusts and average *Stockholders' equity*, excluding (i) *Accumulated other comprehensive income (loss)*, (ii) incentive compensation accruals, (iii) any gain or loss from asset sales or writedowns, including impairment charges, and (iv) interest on *Unsecured borrowings*, net of equity in the earnings of related statutory trusts. During 2009 the committee awarded incentive compensation at the capped amount of $4.8 million, the accrual for which is included in *Accounts payable and accrued expenses*. Prior to modifying this program for 2009, the committee used its discretion to limit the total amount of incentive compensation awarded for 2008 to $6.0 million. No incentive compensation was awarded for 2007.

Long-term Equity-based Awards

The Company sponsors equity-based award plans to provide for the issuance of stock awards, option awards and other long-term equity-based awards to directors and employees (collectively, the "Plans"). At December 31, 2009, the Plans had 1,507,028 common shares remaining available for future issuance.

Service-based stock awards issued to directors and employees that vest in annual installments in 2010 and future years, subject to certain restrictions (principally continuous service), were as follows at December 31, 2009:

Year of Grant	*Grant Date Fair Value Per Share*	*Total Original Grants*	*Remaining Shares Vesting In:* 2010	2011	2012	2013	2014
2006	$ 8.06	218,957	42,499	42,499	–	–	–
2007	12.93	156,000	22,672	22,665	22,665	22,663	22,663
2009	11.39	6,000	6,000	–	–	–	–

In 2008 the Company began implementing a performance-based stock award program in lieu of its previous practice of issuing service-based awards to employees. As this program is currently configured, the first 50% of awards granted each year vest provided certain performance criteria pertaining to a three-year measurement period, that starts at the beginning of the following calendar year, are met. The remaining 50% vests provided performance criteria pertaining to a three-year measurement period beginning one year later are met. If the performance criteria are not met at the end of a three-year measurement period, vesting will be deferred and a new three-year measurement period will be established to include the subsequent year, up to and including the seventh calendar year after the year of grant. Any remaining unvested awards will expire if the performance criteria for the final three-year measurement period are not met. The performance criteria establishes an annualized threshold return on the Company's long-term investment capital, subject to certain adjustments, of the greater of 8.0% or the average 10-year U.S. Treasury rate plus 200 basis points that must be exceeded for the awards to vest. Performance-based stock awards were as follows at December 31, 2009:

Year of Grant	*Grant Date Fair Value Per Share*	*Total Original Grants*	*Final Measurement Period Ends December 31*	*Remaining Shares with Initial Measurement Periods Ending December 31*		
				2011	*2012*	*2013*
2008	$10.18	140,658	2015	68,131	68,131	–
2009	14.33	110,917	2016	–	55,463	55,454

Total stock award activity for the year ended December 31, 2009 is summarized below:

	Number of Shares	*Weighted Average Grant Date Fair Value*
Stock awards outstanding at beginning of year	479,132	$10.30
Grants	116,917	14.18
Forfeitures	(30,646)	10.27
Vestings	(113,898)	9.39
Stock awards outstanding at end of year	451,505	11.53

During 2009, 2008 and 2007, the Company recognized in *General and administrative expense* $1.1 million, $1.1 million and $750,000 related to stock awards, respectively. Unrecognized compensation expense for unvested stock awards totaled $4.4 million as of December 31, 2009, to be expensed over a weighted average period of 2.2 years, assuming related performance criteria are met for the initial measurement periods for performance-based stock awards.

Option awards currently outstanding have contractual terms and vesting requirements at the grant date of up to ten years and have been issued with strike prices equal to the quoted market prices of the Company's common shares on the date of grant. The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model. The Company estimates option exercises, expected holding periods and forfeitures based on past experience and current expectations for option performance and employee or director attrition. Risk-free rates are based on market rates for the expected life of the option. Expected dividends are based on historical experience and expectations for future performance. Expected volatility factors are based on historical experience. Option awards issued to directors and employees that vest in annual installments in 2010 and future years, subject to certain restrictions (principally continuous service), were as follows at December 31, 2009:

Year of Grant	*Grant Date Fair Value Per Share**	*Strike Price*	*Total Original Grants*	*Remaining Shares Vesting In:*	
				2010	*2011*
2006	$0.78	$ 7.43	258,000	34,750	–
2007	0.89	10.46	220,500	38,250	38,250
2009	1.52	11.69	30,000	30,000	–

* *Based on volatility factors of 31%, 27% and 51% for years 2006, 2007 and 2009, respectively; dividend yields of 10% for years 2006 and 2007, and 14% for 2009; risk-free rates of 4.91%, 4.60% and 1.70% for years 2006, 2007 and 2009, respectively; and four year expected terms.*

Option award activity during the year ended December 31, 2009 is summarized below:

	Number of Shares	*Weighted Average Exercise Price*
Option awards outstanding at beginning of year	555,750	$ 9.12
Grants	30,000	11.69
Forfeitures	(50,000)	8.57
Exercises	(246,375)	7.95
Option awards outstanding at end of year	289,375	10.48

Exercisable option awards outstanding as of December 31, 2009 totaled 148,125 common shares and had a weighted average remaining contractual term of 7.4 years, an average exercise price of $10.93 and aggregate intrinsic value of $411,100. The total intrinsic value of option awards exercised was $1.4 million, $2.8 million and $133,000 in 2009, 2008 and 2007, respectively. During 2009, 2008 and 2007, the Company recognized in *General and administrative expense* $60,000, $150,000 and $171,000 related to option awards, respectively. Unrecognized compensation costs for unvested option awards totaled $33,000 at December 31, 2009, to be expensed over a weighted average period of one year.

Other Benefit Programs

Capstead sponsors a qualified defined contribution retirement plan for all employees and a nonqualified deferred compensation plan for certain of its officers. In general the Company matches up to 50% of a participant's voluntary contribution up to a maximum of 6% of a participant's compensation and makes discretionary contributions of up to another 3% of compensation regardless of participation in the plans. Company contributions are subject to certain vesting requirements. During 2009, 2008 and 2007, the Company recognized in *General and administrative expense* $411,000, $506,000 and $81,000 related to contributions to these plans, respectively.

NOTE 12 — MARKET AND DIVIDEND INFORMATION (UNAUDITED)

The New York Stock Exchange trading symbol for Capstead's common shares is CMO. As of December 31, 2009, the Company had 1,482 common stockholders of record and depository companies held common shares for 37,860 beneficial owners. The high and low sales prices and dividends declared on the common shares were as follows:

	Year Ended December 31, 2009			*Year Ended December 31, 2008*		
	Sales Prices		*Dividends*	*Sales Prices*		*Dividends*
	High	*Low*	*Declared*	*High*	*Low*	*Declared*
First quarter	$12.12	$ 9.08	$0.56	$18.62	$ 8.69	$0.52
Second quarter	13.35	10.50	0.58	13.83	10.71	0.59
Third quarter	15.75	11.52	0.56	13.35	9.08	0.55
Fourth quarter	14.67	12.56	0.54	10.93	7.52	0.36

NOTE 13 — NET INTEREST INCOME ANALYSIS (UNAUDITED)

The following summarizes interest income, interest expense and weighted average interest rates (dollars in thousands):

	2009		*2008*		*2007*	
	Amount	*Average Rate*	*Amount*	*Average Rate*	*Amount*	*Average Rate*
Interest income:						
Mortgage securities and similar investments	$ 314,100	4.13%	$ 398,285	5.22%	$ 310,698	5.64%
Other	495	0.34	2,204	2.57	945	4.76
	314,595	4.06	400,489	5.19	311,643	5.64
Interest expense:						
Repurchase arrangements and similar borrowings	(120,083)	1.73	(249,706)	3.53	(266,901)	5.12
Unsecured borrowings	(8,747)	8.49	(8,747)	8.49	(8,747)	8.49
	(128,830)	1.83	(258,453)	3.60	(275,648)	5.19
	$ 185,765	2.23	$ 142,036	1.59	$ 35,995	0.45

The following summarizes related changes in interest income and interest expense due to changes in interest rates versus changes in volume (in thousands):

	*Rate **	*Volume **	*Total **
Change from 2008 to 2009			
Interest income:			
Mortgage securities and similar investments	$(82,832)	$ (1,353)	$ (84,185)
Other	(1,986)	277	(1,709)
	(84,818)	(1,076)	(85,894)
Interest expense:			
Repurchase arrangements and similar borrowings	(123,443)	(6,180)	(129,623)
Unsecured borrowings	–	–	–
	(123,443)	(6,180)	(129,623)
	$ 38,625	$ 5,104	$ 43,729
Change from 2007 to 2008			
Interest income:			
Mortgage securities and similar investments	$(24,638)	$112,225	$ 87,587
Other	(613)	1,872	1,259
	(25,251)	114,097	88,846
Interest expense:			
Repurchase arrangements and similar borrowings	(95,362)	78,167	(17,195)
Unsecured borrowings	–	–	–
	(95,362)	78,167	(17,195)
	$ 70,111	$ 35,930	$106,041

* *The change in interest income and interest expense due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.*

NOTE 14 — QUARTERLY RESULTS (UNAUDITED)

Summarized quarterly results of operations were as follows (in thousands, except per share amounts).

	First Quarter	*Second Quarter*	*Third Quarter*	*Fourth Quarter*
Year Ended December 31, 2009				
Interest income	$ 88,101	$ 81,195	$ 74,764	$ 70,534
Interest expense	(42,144)	(33,813)	(28,988)	(23,884)
	45,957	47,382	45,776	46,650
Impairment and related charges associated with investments in commercial real estate loans	–	(750)	–	(39,673)*
Other revenue (expense)	(3,946)	(4,190)	(3,755)	(4,447)
Equity in earnings of unconsolidated affiliates	65	65	64	65
Net income	$ 42,076	$ 42,507	$ 42,085	$ 2,595
Basic earnings per common share	$0.59	$0.59	$ 0.56	$(0.04)
Diluted earnings per common share	0.57	0.58	0.56	(0.04)
Year Ended December 31, 2008				
Interest income	$107,155	$ 98,114	$ 99,551	$ 95,669
Interest expense	(71,493)	(57,206)	(62,218)	(67,536)
	35,662	40,908	37,333	28,133
Loss from portfolio restructurings	(1,408)	–	–	(76)
Other revenue (expense)	(4,172)	(4,245)	(2,651)	(3,820)
Equity in earnings of unconsolidated affiliates	65	65	64	65
Net income	$ 30,147	$ 36,728	$ 34,746	$ 24,302
Basic earnings per common share	$0.54	$0.59	$ 0.52	$0.32
Diluted earning per common share	0.53	0.58	0.52	0.32

* *In December 2009 the Company recorded impairment and related charges which reduced remaining exposure to investments in commercial real estate loans to less than $9 million at December 31, 2009.*

SELECTED FINANCIAL DATA
AND
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)

	As of or for the year ended December 31				
	2009	2008	2007	2006	2005
Selected statement of income data:					
Interest income:					
Mortgage securities and similar investments	$ 314,100	$ 398,285	$ 310,698	$ 242,859	$ 130,333
Other	495	2,204	945	413	332
	314,595	400,489	311,643	243,272	130,665
Interest expense:					
Repurchase arrangements and similar borrowings	(120,083)	(249,706)	(266,901)	(228,379)	(105,937)
Unsecured borrowings	(8,747)	(8,747)	(8,747)	(7,142)	(972)
	(128,830)	(258,453)	(275,648)	(235,521)	(106,909)
	185,765	142,036	35,995	7,751	23,756
Impairment and related charges associated with investments in commercial real estate loans [(a)]	(40,423)	–	–	–	–
Loss from portfolio restructurings [(b)]	–	(1,484)	(7,683)	–	–
Other revenue (expense)	(16,079)	(14,629)	(3,599)	(3,908)	(6,561)
Income from continuing operations	129,263	125,923	24,713	3,843	17,195
Income from discontinued operation, net of taxes [(c)]	–	–	–	–	39,997
Net income	$ 129,263	$ 125,923	$ 24,713	$ 3,843	$ 57,192
Net income available (loss attributable) to common stockholders, after payment of preferred share dividends	$ 109,024	$ 105,672	$ 4,457	$ (16,413)	$ 36,936
Basic earnings (loss) per common share:					
Income (loss) from continuing operations	$1.67	$1.94	$0.19	$(0.86)	$(0.16)
Income from discontinued operation	–	–	–	–	2.11
	$1.67	$1.94	$0.19	$(0.86)	$ 1.95
Diluted earnings (loss) per common share:					
Income (loss) from continuing operations	$1.66	$1.93	$0.19	$(0.86)	$(0.16)
Income from discontinued operation	–	–	–	–	2.11
	$1.66	$1.93	$0.19	$(0.86)	$ 1.95
Cash dividends per common share	$2.24	$2.02	$0.34	$0.08	$0.32
Average number of common shares outstanding: [(d)]					
Basic	65,045	54,007	22,947	18,902	18,868
Diluted	65,449	54,468	23,087	18,902	18,868
Selected balance sheet data:					
Mortgage securities and similar investments	$8,091,103	$7,499,249	$7,108,438	$5,252,118	$4,367,744
Total assets	8,628,903	7,729,362	7,208,926	5,348,002	4,464,248
Repurchase arrangements and similar borrowings	7,435,256	6,751,500	6,500,362	4,876,134	4,023,686
Long-term investment capital: [(e)]					
Unsecured borrowings, net	99,978	99,978	99,978	99,978	74,980
Stockholders' equity [(d)]	1,013,941	760,450	560,917	339,962	344,849
Book value per common share *(unaudited)*	11.99	9.14	9.25	8.13	8.48

NOTE: This table summarizes selected financial information. For additional information, refer to the audited financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(a) In December 2009 the Company recorded impairment and related charges substantially eliminating its exposure to investments in commercial real estate loans.

(b) In response to contracting liquidity conditions present at various times in 2008 and 2007, Capstead reduced its portfolio leverage through limited asset sales.

(c) In 2005 the Company sold its real estate held for lease for a gain of $38 million, resulting in discontinued operation accounting treatment for this investment.

(d) During 2009, 2008 and 2007 the Company raised $81 million, $281 million and $207 million in common equity capital, respectively.

(e) Long-term investment capital consists of long-term unsecured borrowings, net of related investments in statutory trusts accounted for as unconsolidated affiliates, along with preferred and common stockholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

Overview

Capstead Mortgage Corporation ("Capstead" or the "Company") operates as a self-managed real estate investment trust for federal income tax purposes (a "REIT") and is based in Dallas, Texas. Capstead earns income from investing in a leveraged portfolio of residential mortgage pass-through securities consisting almost exclusively of adjustable-rate mortgage ("ARM") securities issued and guaranteed by government-sponsored enterprises, either Fannie Mae or Freddie Mac (the "GSEs"), or by an agency of the federal government, Ginnie Mae. Agency-guaranteed mortgage securities ("Agency Securities"), carry an implied AAA rating with limited, if any, credit risk, particularly in light of government support for the GSEs. Management believes this strategy can produce attractive risk-adjusted returns over the long term while substantially eliminating credit risk and reducing, but not eliminating, sensitivity to changes in interest rates.

Capstead finances its investments with its long-term investment capital, which consists of $835 million in common stockholders' equity together with $179 million of perpetual preferred stockholders' equity (recorded amounts) and $100 million of long-term unsecured borrowings (net of related investments in statutory trusts) supported by borrowings under repurchase arrangements with commercial banks and other financial institutions. During 2009 the Company's long-term investment capital increased $253 million to $1.11 billion, due to increases in value of the Company's holdings of Agency Securities, along with improved interest rate swap valuations and capital raises. These factors contributed to a decline in portfolio leverage (borrowings under repurchase arrangements divided by long-term investment capital) to 6.67 to one at December 31, 2009 from 7.85 to one at December 31, 2008. Prices for Agency Securities benefited from efforts by the federal government to support lower mortgage interest rates and improve overall liquidity in the residential mortgage market. The Company's mortgage securities and similar investments increased $592 million during 2009 to $8.09 billion at December 31, 2009.

Capstead reported "core earnings" of $172 million or core earnings per diluted common share of $2.28 for the year ended December 31, 2009, compared to core earnings of $123 million or core earnings per diluted common share of $1.88 in 2008. Core earnings is a non-GAAP financial measure defined by the Company as GAAP net income excluding financial results associated with investments in commercial real estate loans. Operating losses associated with these investments totaled $42 million in 2009, including impairment and related charges of $40 million, which substantially eliminated remaining exposure to these non-core investments. The Company reported GAAP net income of $129 million or $1.66 per diluted common share for 2009, compared to $126 million or $1.93 per diluted common share in 2008. The use of core earnings and core earnings per diluted common share allows investors to evaluate the performance of the Company's core residential mortgage portfolio. See the reconciliations of core earnings and core earnings per diluted common share to related GAAP financial measures on page 41. The increase in core earnings can largely be attributed to increased total financing spreads (the difference between yields on interest-earning assets and rates on interest-bearing liabilities) which averaged 223 basis points during 2009, compared to 159 basis points during 2008. Spreads benefited from significantly lower borrowing rates primarily attributable to lower short-term interest rates.

The size and composition of Capstead's investment portfolio depends on investment strategies being implemented by management, the availability of investment capital as well as overall market conditions, including the availability of attractively priced investments and suitable financing to appropriately leverage the Company's investment capital. Market conditions are influenced by, among other things, current levels of, and expectations for future levels of, short-term interest rates, mortgage prepayments and market liquidity.

Risk Factors and Critical Accounting Policies

Under the captions "Risk Factors" and "Critical Accounting Policies" are discussions of risk factors and critical accounting policies affecting Capstead's financial condition and earnings that are an integral part of this discussion and analysis. Readers are strongly urged to consider the potential impact of these factors and accounting policies on the Company and its financial results while reading this document.

Book Value per Common Share

Nearly all of Capstead's mortgage investments and all of its interest rate swap agreements are reflected at fair value on the Company's balance sheet and are therefore included in the calculation of book value per common share (total stockholders' equity, less liquidation preferences of the Company's Series A and B preferred shares, divided by common shares outstanding). The fair value of these positions is impacted by market conditions, including changes in interest rates, and the availability of financing at reasonable rates and leverage levels. The Company's investment strategy attempts to mitigate these risks by focusing almost exclusively on investments in Agency Securities, which are considered to have little, if any, credit risk and are collateralized by ARM loans that have interest rates that reset periodically to more current levels. Because of these characteristics, the fair value of Capstead's portfolio is considerably less vulnerable to significant pricing declines caused by credit concerns or rising interest rates compared to portfolios that contain a significant amount of non-agency and/or fixed-rate mortgage securities of any type, which generally results in a more stable book value per common share. The following table progresses book value per common share during 2009:

	Per Common Share
Book value per common share, beginning of year	$ 9.14
Accretion attributed to capital transactions	0.39
Dilution attributed to stock compensation-related transactions	(0.01)
Dividend distributions in excess of earnings	(0.57)
Improvement in value of mortgage securities classified as available-for-sale	2.44
Improvement in value of interest rate swap agreements designated as cash flow hedges	0.60
Book value per common share, end of year	$11.99
Increase in book value per common share during 2009	$ 2.85

During 2009 the Company experienced significant pricing gains in its residential mortgage investments portfolio as market conditions improved during the year for investors in Agency Securities. In addition, as relatively high rate interest rate swap agreements expired or approached their maturity dates, the value of these derivative financial instruments ("Derivatives") improved as well. These increases to book value were partially offset by dividend distributions in excess of earnings as a result of the Company's decision to declare its $0.54 fourth quarter dividend based on core earnings.

Residential Mortgage Investments

Managing a large portfolio of residential mortgage investments consisting almost exclusively of ARM Agency Securities is the core focus of Capstead's investment strategy. Agency Securities carry an implied AAA rating with limited, if any, credit risk because the timely payment of principal and interest is guaranteed by the GSEs, which are federally chartered corporations, or an agency of the federal government, Ginnie Mae. The conservatorship of the GSEs by their federal regulator, and related capital commitments to the GSEs made by the U.S. Treasury, have largely alleviated market concerns regarding the ability of the GSEs to fulfill their guarantee obligations. By focusing on investing in relatively short-duration ARM Agency Securities, declines in fair value caused by increases in interest rates are typically relatively modest compared to investments in longer-duration, fixed-rate assets. Duration is a common measure of market price sensitivity to interest rate movements. These declines are generally recoverable in a relatively short period of time as the coupon interest rates on the underlying mortgage loans reset to rates more reflective of the then current interest rate environment allowing for the potential recovery of financing spreads diminished during periods of rising interest rates.

ARM securities are backed by residential mortgage loans that have coupon interest rates that adjust at least annually to more current interest rates or begin doing so after an initial fixed-rate period. After the initial fixed-rate period, if applicable, mortgage loans underlying ARM securities either (i) adjust annually based on specified margins over the one-year Constant Maturity U.S. Treasury Note Rate ("CMT") or the one-year London interbank offered rate ("LIBOR"), (ii) adjust semiannually based on specified margins over six-month LIBOR, or (iii) adjust monthly based on specified margins over indexes such as one-month LIBOR or the Eleventh District Federal Reserve Bank Cost of Funds Index, or over a rolling twelve month average of the one-year CMT index, usually subject to periodic and lifetime limits on the amount of such adjustments during any single interest rate adjustment period and over the contractual term of the loans. The Company classifies its ARM securities based on each security's average number of months until coupon reset ("months-to-roll"). Current-reset ARM securities have a months-to-roll of less than 18 months while longer-to-reset ARM securities have a months-to-roll of 18 months or greater. As of December 31, 2009, the Company's ARM securities featured the following characteristics (dollars in thousands):

ARM Type	*Basis* [(a)]	*Net WAC* [(b)]	*Fully Indexed WAC* [(b)]	*Average Net Margins*	*Average Periodic Caps*	*Average Lifetime Caps*	*Months To Roll*
Current-reset ARMs:							
Fannie Mae Agency Securities	$4,622,876	3.34%	2.49%	1.77%	3.51%	10.14%	4.9
Freddie Mac Agency Securities	1,154,949	3.86	2.66	2.00	2.28	11.50	6.7
Ginnie Mae Agency Securities	356,821	3.94	2.03	1.53	1.00	10.08	5.5
Residential mortgage loans	8,041	3.93	2.50	2.06	1.56	11.12	5.5
	6,142,687	3.47	2.50	1.80	3.13	10.40	5.3
Longer-to-reset ARMs:							
Fannie Mae Agency Securities	932,844	6.03	2.30	1.57	1.92	11.50	26.9
Freddie Mac Agency Securities	812,013	6.23	2.51	1.75	1.88	11.59	27.5
	1,744,857	6.13	2.40	1.66	1.90	11.55	27.2
	$7,887,544	4.06	2.47	1.77	2.86	10.65	10.1

(a) *Basis represents the Company's investment (unpaid principal balance plus unamortized investment premium) before unrealized gains and losses. As of December 31, 2009, the ratio of basis to related unpaid principal balance for the Company's ARM securities was 101.41. This table excludes $7 million in fixed-rate Agency Securities, $4 million in fixed-rate residential mortgage loans and $4 million in private residential mortgage pass-through securities held as collateral for structured financings.*

(b) *Net WAC, or weighted average coupon, is presented net of servicing and other fees and represents the cash yield inherent in the portfolio as of the indicated date before amortization of investment premiums. Fully indexed WAC represents the weighted average coupon upon one or more resets using interest rate indexes as of December 31, 2009 and the applicable net margin.*

Capstead typically finances its residential mortgage investments using 30- to 90-day borrowings under uncommitted repurchase arrangements with commercial banks and other financial institutions that are re-established monthly, although terms on a portion of these borrowings may be extended at times to manage market liquidity conditions or to take advantage of attractive terms. Interest rates on these borrowings are based on prevailing rates corresponding to the terms of the borrowings. Prior to the market turmoil that began in August 2007, the Company routinely made use of longer-dated repurchase arrangements to mitigate exposure to higher short-term interest rates. The last of these relatively high rate, longer-term borrowings matured in August 2009. The Company's borrowings under repurchase arrangements at December 31, 2009 consisted of $7.44 billion of primarily 30-day borrowings with 20 counterparties at average rates of 0.29%.

Late in 2007 the Company began using two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements in lieu of longer-term borrowings. Under the terms of the interest rate swap agreements held by Capstead at December 31, 2009, the Company pays fixed rates of interest averaging 1.83% on notional amounts totaling $2.80 billion with an average maturity of 13 months, including agreements with notional amounts totaling $800 million with average fixed rates of 2.84% that terminate during the quarter ending March 31, 2010 and $200 million with average fixed rates of 3.17% that terminate in July 2010. The remaining $1.80 billion of swap agreements held at December 31, 2009 had average fixed rates of 1.24% and terminate in 2011. Variable payments received by the Company under these agreements largely offset interest accruing on a like amount of the Company's 30- to 90-day borrowings leaving the fixed-rate payments to be paid on the swap agreements as the Company's effective borrowing rate, subject to certain adjustments including the effects of measured hedge ineffectiveness and the spread between variable rates on the swap agreements and related actual borrowing rates. After consideration of these swap positions, the Company's portfolio and related borrowings under repurchase arrangements had durations of approximately 8½ and 5¼ months, respectively, for a net duration gap of approximately 3¼ months at December 31, 2009. The Company intends to continue to manage interest rate risk by utilizing suitable Derivatives such as interest rate swap agreements as well as longer-dated committed borrowings if available at attractive terms.

In response to deteriorating market conditions experienced the latter part of 2007 and in 2008, Capstead reduced its portfolio leverage during those periods by raising a significant amount of new common equity capital, selling a limited amount of Agency Securities and, when appropriate, curtailing the replacement of portfolio runoff. In addition, the Company increased the number of lending counterparties it uses on a regular basis. During 2009, the Company resumed its usual practice of replacing portfolio runoff and deploying new common equity capital into additional holdings of ARM Agency Securities, with a focus on acquiring current-reset ARM securities. For the year, acquisitions (consisting almost exclusively of current-reset ARM Agency Securities) totaled $1.95 billion in principal amount with a net WAC of 4.13% and a purchase yield of 2.87%, while portfolio runoff totaled $1.51 billion in principal amount. Combined with a $169 million improvement in pricing of Agency Securities classified as available-for-sale, the Company's holdings of residential mortgage investments increased $625 million in 2009.

While trending higher from near-record low levels experienced early in 2009, mortgage prepayment rates continued to be restrained by the pronounced contraction seen in residential mortgage lending, largely because of national trends toward declining home values and tighter mortgage loan underwriting standards. Since Capstead typically purchases investments at a premium to the asset's unpaid principal balance, high levels of mortgage prepayments can put downward pressure on ARM security yields because the level of mortgage prepayments impacts how quickly investment premiums are written off against earnings as portfolio yield adjustments. Total portfolio runoff (scheduled payments and prepayments) for residential mortgage investments averaged 18.4% during 2009 and 2008.

Mortgage prepayments can be expected to be higher during the first half of 2010 primarily as a result of increases in buyout activity by the GSEs related to seriously delinquent loans and the federal government's loan modification programs. In this regard, the GSEs announced that Freddie Mac will buy out substantially all of its seriously delinquent loans in February 2010, which will be reflected as March prepayments, while Fannie Mae will begin buying out loans one month later and may take several months to complete the process. Although actual delinquency information is not available for individual Agency Securities, management anticipates the Company's longer-to-reset ARM securities are most susceptible to GSE buyouts due to a higher concentration of interest-only and high coupon mortgages originated in 2006 and 2007. The Company's ARM Agency Securities had the following repayment and aging characteristics at December 31, 2009 (dollars in thousands):

ARM Type and Year of Origination	*Basis*	*Net WAC*	*Months to Roll*
Current-reset ARMs:			
Fully amortizing at origination	$4,473,089	3.28%	4.6
Interest-only at origination	1,661,557	3.98	7.2
Year of origination:			
2008 and 2009	7,088	4.06	8.2
2007	74,093	5.13	7.4
2006	950,592	3.65	5.4
2005	1,543,537	3.92	5.6
2004	1,331,701	2.97	5.6
2003 and prior	2,227,635	3.32	4.7
Longer-to-reset ARMs:			
Fully amortizing at origination	623,036	6.06	27.4
Interest-only at origination	1,121,821	6.16	27.1
Year of origination:			
2008 and 2009	15,238	5.59	40.1
2007	945,613	6.16	30.9
2006	717,111	6.22	22.1
2005	23,165	4.60	30.5
2004	21,513	4.27	18.0
2003 and prior	22,217	5.32	27.9

Commercial Investments

In prior years Capstead had periodically augmented its core investment strategy with investments in credit-sensitive commercial real estate-related assets that could earn attractive risk-adjusted returns. In 2008 management concluded that it would not pursue additional investments in commercial real estate loans in order to focus its efforts on the Company's core portfolio of ARM Agency Securities. With impairment and related charges of $40 million recorded in December 2009, the Company has reduced its remaining exposure to these non-core investments to less than $9 million, consisting of collateral associated with two townhome development loans. Unrelated to the Company's commercial real estate lending activities, during 2009 the Company acquired $10 million face amount of AAA-rated senior notes issued by one of its lending counterparties. The following paragraphs discuss each of these investments in more detail.

In December 2009 the Company recorded its $39 million in impairment charges to write off its investment in subordinate loans and related accrued interest collateralized by the Four Seasons hotel in Nevis, West Indies. The Company remains a participant in the lending group and as such could achieve some recovery on this investment from the eventual disposition of the hotel; however, any such recovery currently appears doubtful. The financing for the Nevis property matured in October 2008 and one week later it sustained significant hurricane damage, forcing closure of the hotel. In September 2009 the Company began acting as controlling debtholder representing the lending group. In this capacity Capstead proposed a plan to the special servicer for reopening the hotel that it believes would maximize recoveries on behalf of the lending group. However, in December 2009 the Company was notified by the special servicer that it no longer considered Capstead to be the controlling debtholder and that it intends to pursue an alternative plan. Because of these and other actions by the special servicer, as well as other adverse developments affecting the value of the hotel and available cash flows to the lending group, the Company no longer anticipates any meaningful recovery on this investment.

In October 2009 the Company acquired a senior lien to its existing subordinated interests in two Dallas, Texas-based townhome developments, triggering consolidation of the related entities under variable interest entity accounting rules. As a result, the underlying collateral which at December 31, 2009 consisted of 31 unsold completed units expected to be sold over the next 15 months, is included in receivables and other assets on the balance sheet.

The senior notes held by the Company were issued in July 2009 pursuant to a larger private placement by two large commercial banks of senior and junior notes of a lending counterparty. The senior notes, which bear interest at 10.0% per annum payable monthly, mature on December 15, 2010 and are callable by the borrower at par.

Common Equity Offerings

During 2009 the Company raised $81 million, after underwriting discounts and offering expenses, in new common equity capital under its at-the-market, continuous offering program through the issuance of 5,958,000 common shares at an average price of $13.67 per share. During 2008 the Company raised $154 million under this program, and in February 2008 completed its third public offering since October 2007 raising $127 million in new common equity capital. The Company may raise additional equity capital in future periods.

Utilization of Long-term Investment Capital and Potential Liquidity

Capstead finances a majority of its holdings of residential mortgage securities with commercial banks and other financial institutions using borrowings under repurchase arrangements supported by the Company's long-term investment capital. Assuming potential liquidity is available, borrowings under repurchase agreements generally can be increased or decreased on a daily basis to meet cash flow requirements and otherwise manage capital resources efficiently. Consequently, the Company's potential liquidity inherent in its investment portfolios is as important as the actual level of cash and cash equivalents carried on the balance sheet. Potential liquidity is affected by, among other things, changes in market value of assets pledged as determined by lending counterparties; principal prepayments; collateral requirements of lenders; and general conditions in the commercial banking and mortgage finance industries. Future levels of portfolio leverage will be dependent upon many factors, including the size and composition of the Company's investment portfolio (see "Liquidity and Capital Resources").

Capstead's utilization of long-term investment capital and its estimated potential liquidity were as follows at December 31, 2009 in comparison with December 31, 2008 (in thousands):

	Investments (a)	*Related Borrowings*	*Capital Employed (a)*	*Potential Liquidity (b)*
Balances as of December 31, 2009:				
Mortgage securities and similar investments	$8,091,103	$7,435,256	$ 655,847	$230,963
Other assets, net of other liabilities			495,504	409,623
Fourth quarter common dividend			(37,432)	(37,432)
			$1,113,919	$603,154
Balances as of December 31, 2008	$7,499,249	$6,751,500	$ 860,428	$302,931

(a) *Investments are stated at carrying amounts on the Company's balance sheets, which generally reflects management's estimate of fair value as of the indicated dates.*

(b) *Potential liquidity is based on maximum amounts of borrowings available under existing uncommitted repurchase arrangements considering management's estimate of the fair value of related collateral as of the indicated dates adjusted for other sources (uses) of liquidity such as cash and cash equivalents and dividends payable.*

In order to prudently and efficiently manage its liquidity and capital resources, Capstead attempts to maintain sufficient liquidity reserves to fund margin calls (requirements to pledge additional collateral or pay down borrowings), including margin calls resulting from monthly principal payments (that are not remitted to the Company for 20 to 45 days after any given month-end), as well as anticipated declines in the market value of pledged assets under stressed market conditions.

In response to deteriorating market conditions experienced the latter part of 2007 and in 2008, Capstead reduced its portfolio leverage during these periods by raising new common equity capital, selling a limited amount of mortgage securities, and, when appropriate, curtailing the replacement of portfolio runoff. As a result of these efforts, the Company lowered its portfolio leverage from 11.50 to one at June 30, 2007 to 7.85 to one by December 31, 2008. Portfolio leverage declined further to 6.67 to one by December 31, 2009, due largely to increases in the fair value of the Company's holdings of Agency Securities, along with improved interest rate swap valuations and new common equity capital raised through the Company's continuous offering program. Together with maintaining higher than usual cash balances and expanding the number of lending counterparties with whom the Company routinely does business, these steps have increased the Company's financial flexibility to address challenging market conditions. Management has traditionally targeted a leverage ratio of eight to 12 times long-term investment capital, depending upon market conditions. However, management currently believes it is appropriate to maintain the Company's leverage below the low end of its targeted range and will take actions similar to those described above to maintain sufficient financial flexibility should market conditions warrant.

Tax Considerations of Dividends Paid on Capstead Common and Preferred Shares

Capstead operates as a REIT for federal income tax purposes. Common and preferred dividends are characterized as ordinary taxable income, taxable capital gain, or non-taxable return of capital based on the relative amounts of taxable income to total distributions. Taxable income is allocated first to preferred share distributions, with any remaining taxable income allocated to common distributions. Distributions in excess of Capstead's taxable income are characterized as return of capital. Stockholders who do not hold their shares in tax-deferred accounts such as individual retirement accounts should reduce the tax cost basis of their shares by the amount of any return of capital distributions received. Return of capital distributions received in excess of tax cost basis should be reported as capital gain. In some years, capital gain distributions may be made by the Company. Any such capital gain distributions would be reported as long-term capital gains and would generally be taxed at lower rates than distributions of ordinary income. Due to the complex nature of the applicable tax rules, it is recommended that stockholders consult their tax advisors to ensure proper tax treatment of dividends received. The characterization of the Company's dividends for income tax purposes for the three years ended December 31, 2009 were as follows:

	Dividends	*Capital Gain* [(a)]	*Ordinary Income* [(b)]	*Return of Capital* [(a)]
2009				
Common	$2.24	–%	100.00%	–%
Series A Preferred	1.60	–	100.00	–
Series B Preferred	1.26	–	100.00	–
2008				
Common	2.02	–	94.14	5.86
Series A Preferred	1.60	–	100.00	–
Series B Preferred	1.26	–	100.00	–
2007				
Common	0.34	–	79.85	20.15
Series A Preferred	1.60	–	100.00	–
Series B Preferred	1.26	–	100.00	–

(a) *The indicated characterization percentage is applicable to each dividend received with respect to a given tax year. This includes fourth quarter dividends declared prior to year-end with a December record date and paid in January of the following year in accordance with the Internal Revenue Code spillover distribution provision (IRC Section 875(b)(9)). Dividend characterization information for tax years prior to 2007 is available in the investor relations section of the Company's website at www.capstead.com.*

(b) *In 2007, 4.87% of ordinary income distributions to common stockholders and 3.89% of ordinary income distributions to preferred stockholders were reported as qualified dividend income. No qualified dividend income distributions were made in 2009 or 2008.*

Off-Balance Sheet Arrangements and Contractual Obligations

At December 31, 2009, Capstead did not have any off-balance sheet arrangements. The Company's contractual obligations at December 31, 2009, including an interest component based on contractual rates in effect on that date, were as follows (in thousands):

		Payments Due by Period			
	Total	*12 Months or Less*	*13 – 36 Months*	*37 – 60 Months*	*>Than 60 Months*
Repurchase arrangements and similar borrowings	$7,440,210	$7,437,711	$ 1,653	$ 577	$ 269
Interest rate swap agreements, net	50,735	40,327	10,408	–	–
Unsecured borrowings	318,839	8,382	16,764	16,764	276,929
Corporate office lease	2,681	126	507	516	1,532
	$7,812,465	$7,486,546	$29,332	$17,857	$278,730

Obligations related to unsecured borrowings are presented net of amounts to be returned to Capstead through its ownership of the related trusts' common securities. Obligations under interest rate swap agreements are net of variable rate payments owed to Capstead under the agreements' terms based on contractual rates in effect at year-end. This presentation excludes acquisitions of investments committed to subsequent to year-end and any other contractual obligations entered into after year-end.

Use of Core Earnings and Core Earnings per Diluted Common Share, Non-GAAP Financial Measures

Core earnings and core earnings per diluted common share are non-GAAP financial measures closely associated with GAAP net income and earnings per diluted common share. The Company defines core earnings as GAAP net income excluding financial results associated with non-core investments in commercial real estate loans. The use of these non-GAAP financial measures allows investors to evaluate the performance of the Company's core residential mortgage portfolio. Core earnings and core earnings per diluted common share are not substitutes for GAAP net income and earnings per diluted common share as measures of our financial performance and should not be considered to be any measure of liquidity. In addition, the Company's definition of core earnings and core earnings per diluted common share may not be comparable to similarly-titled non-GAAP financial measures used by other companies. The table below reconciles these non-GAAP financial measures to their associated GAAP financial measures (in thousands, except per share data):

	Year Ended December 31		
	2009	*2008*	*2007*
Core earnings to GAAP net income:			
Net income (a GAAP financial measure)	$129,263	$125,923	$ 24,713
Reclassify financial results associated with non-core investments in commercial real estate loans:			
Net interest margin	–	(3,556)	(1,042)
Equity in earnings of commercial real estate loan investment partnership	–	–	(1,524)
Impairment charge to write off the Nevis investment	39,249	–	–
Impairment charge and loss on consolidation of townhome development loans	1,174	–	–
Townhome development operating expenses, net	36	–	–
Legal and other related expenses	1,975	642	407
	42,434	(2,914)	(2,159)
Core earnings (a non-GAAP financial measure)	$171,697	$123,009	$ 22,554
Core earnings to GAAP earnings per diluted common share:			
Numerator for GAAP earnings per diluted common share:			
Net income	$129,263	$125,923	$ 24,713
Dividends on antidilutive convertible preferred shares	(19,932)	(19,932)	(20,256)
Diluted earnings impact of unvested stock awards	(555)	(706)	(39)
	108,776	105,285	4,418
Exclude financial results associated with non-core investments in commercial real estate loans	42,434	(2,914)	(2,159)
Change in dividends on antidilutive convertible preferred shares	19,932	–	–
Change in earnings impact of unvested stock awards	(242)	19	28
Numerator for Core Earnings per diluted common share	$170,900	$102,390	$ 2,287
Denominator for GAAP earnings per diluted common share	65,449	54,468	23,087
Change in net effect of dilutive convertible preferred shares	9,627	–	–
Denominator for Core Earnings per diluted common share	75,076	54,468	23,087
Earnings per diluted common share (a GAAP financial measure)	$1.66	$ 1.93	$0.19
Change due to above adjustments	0.62	(0.05)	(0.09)
Core earnings per diluted common share (a non-GAAP financial measure)	$2.28	$ 1.88	$0.10

RESULTS OF OPERATIONS

	Year Ended December 31		
	2009	*2008*	*2007*
Income statement data: *(dollars in thousands, except per share data)*			
Interest income:			
Mortgage securities and similar investments	$ 314,100	$ 398,285	$ 310,698
Other	495	2,204	945
	314,595	400,489	311,643
Interest expense:			
Repurchase arrangements and similar borrowings	(120,083)	(249,706)	(266,901)
Unsecured borrowings	(8,747)	(8,747)	(8,747)
	(128,830)	(258,453)	(275,648)
	185,765	142,036	35,995
Other revenue (expense):			
Impairment and related charges associated with investments in commercial real estate loans	(40,423)	–	–
Loss from portfolio restructurings	–	(1,484)	(7,683)
Miscellaneous other revenue (expense)	(218)	(109)	1,289
Incentive compensation expense	(4,769)	(6,000)	–
General and administrative expense	(11,351)	(8,779)	(6,671)
	(56,761)	(16,372)	(13,065)
Equity in earnings of unconsolidated affiliates	259	259	1,783
Net income	$ 129,263	$ 125,923	$ 24,713
Net income available to common stockholders, after preferred share dividends	$ 109,024	$ 105,672	$ 4,457
Diluted earnings per common share	$1.66	$1.93	$0.19
Average diluted shares outstanding	65,449	54,468	23,087
Key operating statistics: *(dollars in millions, unaudited)*			
Average yields:			
Mortgage securities and similar investments	4.13%	5.22%	5.64%
Other	0.34	2.57	4.76
Total average yields	4.06	5.19	5.64
Average borrowing rates:			
Repurchase arrangements and similar borrowings	1.73	3.53	5.12
Unsecured borrowings	8.49	8.49	8.49
Total borrowing rates	1.83	3.60	5.19
Total financing spreads	2.23	1.59	0.45
Net yield on total interest-earning assets	2.40	1.84	0.65
Average total runoff rate *(scheduled payments and prepayments)*	18.33	18.44	28.19
Average basis in interest-earning assets and interest-bearing liabilities:			
Mortgage securities and similar investments	$7,605	$7,631	$5,510
Other interest-earning assets	145	86	20
Repurchase arrangements and similar borrowings	6,861	6,961	5,140
Unsecured borrowings	103	103	103
Average long-term investment capital	1,033	813	484
General and administrative and incentive compensation expense as a percentage of average long-term investment capital	1.56%	1.82%	1.38%
Return on average long-term investment capital	13.34	16.52	6.86

2009 Compared to 2008

Capstead's net income totaled $129 million or $1.66 per diluted common share during 2009 compared to $126 million of $1.93 per diluted common share in 2008 as the benefits of increased net interest margins and financing spreads on mortgage securities and similar investments were largely negated by $42 million in operating losses associated with investments in commercial real estate loans. This included impairment and related charges of $40 million, which substantially eliminated remaining exposure to these non-core investments. For 2009 the Company reported core earnings of $172 million or core earnings per diluted common share of $2.28 compared to core earnings of $123 million or core earnings per diluted common share of $1.88 in 2008. Net interest margins and financing spreads improved as declines in interest income and portfolio yields resulting from lower prevailing interest rates were more than offset by the effects of lower borrowing rates. Portfolio leverage declined from 7.85 to one at December 31, 2008 to 6.67 to one by December 31, 2009 due largely to a significant increase in fair value of the Company's holdings of Agency Securities, along with improved interest rate swap valuations and capital raises. This compares to portfolio leverage of 9.84 to one at the beginning of 2008.

Total financing spreads averaged 223 basis points during 2009 compared to 159 basis points during 2008, having benefited from lower borrowing rates primarily attributable to lower short-term interest rates prevailing during 2009. Average portfolio yields were 113 basis points lower during 2009 compared to 2008 reflecting (a) lower yields on existing portfolio as coupon interest rates on the underlying mortgage loans continued resetting to rates more reflective of the current rate environment, (b) lower market yields on acquisitions and (c) the curtailment of interest accruals on investments in commercial real estate loans. In addition, yields were impacted by lower yields on overnight investments and cash collateral receivables from swap counterparties also reflecting lower prevailing short-term interest rates. Mortgage prepayments stayed relatively constant year over year and as such did not significantly impact the year over year comparison of yields; however, higher prepayments can be expected in 2010 primarily as a result of increases in buyout activity by the GSEs related to seriously delinquent loans and the federal government's modification programs. Since Capstead typically purchases investments at a premium to the asset's unpaid principal balance, the level of mortgage prepayments impacts how quickly these investment premiums are written off against earnings as yield adjustments.

Average borrowing rates on interest-bearing liabilities declined 177 basis points during 2009 compared to 2008. Approximately $2.97 billion of the Company's average borrowings during 2009 were relatively stable in terms of rate because of the use of interest rate swap agreements and longer-dated repurchase arrangements to manage interest rate risk. On a combined basis, rates on the Company's swap positions and longer-dated repurchase arrangements averaged 3.16% during 2009 compared to 4.18% in 2008. The remainder of the Company's borrowings under repurchase arrangements typically reset in rate every 30 to 90 days as they are re-established at prevailing rates corresponding to the terms of the borrowings. Rates on these borrowings averaged 0.59% during 2009 compared to 2.94% during 2008, benefiting from efforts by the Federal Reserve to support the economy and the credit markets by lowering its federal funds target rate from 5.25% in early September 2007 to its current target range of from zero to 0.25% in December 2009.

Other revenue (expense) in 2009 includes impairment and related charges associated with non-core investments in commercial real estate loans, particularly the Nevis investment which was written off in December 2009. No impairment charges were recorded in 2008. Lower incentive compensation costs reflect modifications to the Company's annual incentive compensation program to, among other things, establish a maximum amount, or cap, available to be paid in any one year of 50 basis points multiplied by average long-term investment capital, as defined. See "NOTE 11" to the accompanying consolidated financial statements for additional information regarding the Company's compensation programs. General and administrative expense includes $2.0 million of legal and other professional service-related costs pertaining to non-core investments in commercial real estate loans, compared to similar costs totaling $642,000 in 2008 with the increase primarily attributable to costs associated with the Nevis investment. The remainder of the increase in general and administrative expense primarily reflects higher compensation and professional service-related costs in large part due to expansion of the Company's capital base and operating platform over the past two years, as well as adjustments made in the Company's compensation programs. As part of its efforts to reduce portfolio leverage in the face of contracting market liquidity conditions, during 2008 the Company sold ARM Agency Securities with a cost basis of $883 million for a modest loss. No sales of Agency Securities occurred in 2009.

2008 Compared to 2007

Capstead's net income totaled nearly $126 million in 2008 compared to less than $25 million in 2007 primarily as a result of increased net margins on mortgage securities and similar investments and other interest-earning assets. Net margins increased $106 million to $142 million reflecting significantly wider financing spreads and higher average portfolio balances.

Financing spreads averaged 159 basis points during 2008 compared to an average of 45 basis points during 2007, having benefited from significantly lower borrowing rates primarily attributable to dramatically lower short-term interest rates prevailing throughout much of 2008. Average portfolio yields were 45 basis points lower during 2008 at 5.19% reflecting lower market yields on acquisitions and lower yields on existing investments as the coupon interest rates on the underlying mortgage loans began resetting lower, reflecting lower market interest rates. Mitigating this decline in yields were slower mortgage prepayments in 2008 with total portfolio runoff declining to an annualized rate of 18.4% during 2008 compared to 28.2% during 2007 reflecting the pronounced contraction seen in residential mortgage lending, largely because of national trends toward declining home values and tighter loan underwriting standards.

Average borrowing rates on interest-bearing liabilities declined 159 basis points to 3.60% during 2008. Approximately $3.19 billion and $1.54 billion of the Company's average borrowings during 2008 and 2007, respectively, were relatively stable in terms of rate because of the use of interest rate swap agreements and longer-dated repurchase arrangements. On a combined basis, rates on the Company's swap positions and longer-dated repurchase arrangements averaged 4.18% and 4.92% during 2008 and 2007, respectively. The remainder of the Company's borrowings under 30- to 90-day term repurchase arrangements averaged 2.94% during 2008 compared to 5.20% during 2007, benefiting from efforts by the Federal Reserve to support the economy and the credit markets by lowering its federal funds target rate from 5.25% in early September 2007 to a target range of from zero to 0.25% by December 31, 2008.

Average outstanding balances of mortgage securities and similar investments were higher during 2008 by $2.12 billion over the prior year primarily as a result of the Company deploying $487 million in new common equity capital raised since October 2007 into additional holdings of ARM Agency Securities, albeit at lower leverage levels. Portfolio leverage began 2008 at 9.84 to one and was reduced to 7.85 to one by December 31, 2008.

Other interest income benefited during 2008 from higher balances of overnight investments and cash collateral receivables from interest rate swap counterparties even as yields on these balances declined with the overall trend of declining market interest rates.

Other revenue (expense) in 2008 includes a relatively modest loss from the sale of ARM Agency Securities with a cost basis of $883 million as part of the Company's efforts to reduce portfolio leverage. Similar efforts in 2007 resulted in a somewhat larger loss on the sale of $845 million in residential mortgage securities and the termination of related long-term repurchase arrangements. Miscellaneous other revenue (expense) for 2008 declined considerably over the prior year primarily because the prior year included the release of funds held by the trustee for costs associated with the Company's structured financings that ultimately were not expended and certain other items of a nonrecurring nature. Incentive compensation expense in 2008 relates to the Company's annual incentive compensation program which provided for a participation in annual earnings in excess of a benchmark amount. The compensation committee of the board used its discretion to limit the amount of incentive compensation awarded in 2008 to $6 million. No incentive compensation was earned in 2007. See "NOTE 11" to the accompanying consolidated financial statements for additional information regarding the Company's compensation programs. General and administrative expense for 2008 increased over the prior year primarily as a result of higher compensation and professional service-related costs in large part due to expansion of the Company's capital base and operating platform, as well as adjustments made in the Company's compensation programs.

Equity in earnings of unconsolidated affiliates for 2008 reflects Capstead's interest in statutory trusts formed to issue trust preferred securities to unrelated third parties. Results for the same period in 2007 also included the Company's equity in the earnings of a commercial real estate loan joint venture that was consolidated by the Company beginning in November 2007 after the Company acquired its partner's interest in the joint venture.

LIQUIDITY AND CAPITAL RESOURCES

Capstead's primary sources of funds are borrowings under repurchase arrangements and monthly principal and interest payments on its investments. Other sources of funds may include proceeds from debt and equity offerings and asset sales. The Company generally uses its liquidity to pay down borrowings under repurchase arrangements to reduce borrowing costs and otherwise efficiently manage its long-term investment capital. Because the level of these borrowings can generally be adjusted on a daily basis, the Company's potential liquidity available under its borrowing arrangements is as important as the level of cash and cash equivalents carried on the balance sheet. The table included under "Financial Condition – Utilization of Long-term Investment Capital and Potential Liquidity" and accompanying discussion illustrates management's estimate of additional funds potentially available to the Company as of December 31, 2009 and its perspective on the appropriate level of portfolio leverage to employ under current market conditions. The Company currently believes that it has sufficient liquidity and capital resources available for the acquisition of additional investments when considered appropriate, repayments on borrowings and the payment of cash dividends as required for Capstead's continued qualification as a REIT. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

In response to the growth of Capstead's residential mortgage investments portfolio and to turbulent market conditions experienced in 2007 and 2008, the Company expanded the number of lending counterparties it routinely does business with to increase its financial flexibility and ability to withstand periods of contracting market liquidity. The Company has uncommitted repurchase facilities with a variety of lending counterparties to finance its portfolio, subject to certain conditions, and had borrowings outstanding with 20 of these counterparties at December 31, 2009. Borrowings under repurchase arrangements secured by residential mortgage investments totaled $7.44 billion at December 31, 2009, generally with maturities of 30 to 90 days. The last of the Company's longer-term committed repurchase arrangements entered into prior to the market turmoil that began in August 2007 matured in August 2009. Interest rates on borrowings under repurchase arrangements are generally based on prevailing rates at inception corresponding to the terms of the borrowings. All terms and conditions are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the willingness of lenders to participate in the financing of Agency Securities, lender collateral requirements and the lenders' determination of the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates and liquidity conditions within the commercial banking and mortgage finance industries.

Capstead uses two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements to mitigate exposure to higher short-term interest rates by effectively locking in fixed rates on a portion of its 30- to 90-day borrowings. At December 31, 2009 these swap agreements had notional amounts totaling $2.80 billion with an average maturity of 13 months and were designated as cash flow hedges for accounting purposes of a like amount of the Company's 30 to 90 day borrowings. The Company intends to continue to manage interest rate risk by utilizing suitable Derivatives such as interest rate swap agreements.

During 2009 the Company raised $81 million in new common equity capital through its at-the-market, continuous offering program. During 2008 the Company raised $154 million under this program, and in February 2008 the Company completed its third public offering since October 2007 raising $127 million in new common equity capital. The Company may raise additional equity capital in future periods.

Interest Rate Sensitivity on Operating Results

Capstead performs income sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes can reasonably be expected to have on future earnings. All investments, borrowings and Derivatives held are included in this analysis. The sensitivity of components of other revenue (expense) to changes in interest rates is included as well, although no asset sales are assumed. The model incorporates management's assumptions regarding the level of mortgage prepayments for a given interest rate change using market-based estimates of prepayment speeds for the purpose of amortizing investment premiums. These assumptions are developed through a combination of historical analysis and expectations for future pricing behavior under normal market conditions unaffected by changes in market liquidity.

Income simulation modeling is the primary tool used by management to assess the direction and magnitude of changes in net interest margins on investments resulting solely from changes in interest rates. Key assumptions in the model include mortgage prepayment rates, adequate levels of market liquidity, changes in market conditions, portfolio leverage levels, and management's investment capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest margins or precisely predict the impact of higher or lower interest rates on net interest margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

Capstead had the following estimated income sensitivity profile at December 31, 2009 and December 31, 2008, respectively (dollars in thousands):

	Federal Funds Rate	*10-year U.S. Treasury Rate*	*Immediate Change in Indicated Rates: **				
30-day to one-year rates			Flat	Up 1.00%	Up 1.00%	Up 2.00%	Up 3.00%
10-year U.S. Treasury rate			Down 1.00%	Flat	Up 1.00%	Up 2.00%	Up 3.00%
Projected 12-month income change:							
December 31, 2009	<0.25%	3.84%	$(12,000)	$ (7,500)	$ (1,500)	$(10,400)	$(26,300)
December 31, 2008	<0.25	2.21	(9,400)	(17,900)	(13,300)	(31,000)	(49,000)

* *Sensitivity of income to changes in interest rates is determined relative to the actual rates at the applicable date. Note that the projected 12-month income change is predicated on acquisitions of similar assets sufficient to replace runoff. There can be no assurance that suitable investments will be available for purchase at attractive prices or if investments made will behave in the same fashion as assets currently held.*

RISK FACTORS

An investment in securities issued by Capstead involves various risks. An investor should carefully consider the following risk factors in conjunction with the other information contained in this document before purchasing the Company's securities. The risks discussed herein can adversely affect the Company's business, liquidity, operating results, financial condition and future prospects, causing the market price of the Company's securities to decline, which could cause an investor to lose all or part of his/her investment. The risk factors described below are not the only risks that may affect the Company. Additional risks and uncertainties not presently known to the Company also may adversely affect its business, liquidity, operating results, prospects and financial condition.

Risks Related to Capstead's Business

Potential changes in the relationship between the federal government and the GSEs could negatively affect Capstead's financial condition and earnings. Agency Securities have an implied AAA rating because the timely payment of principal and interest on these securities are guaranteed by the GSEs, or by an agency of the federal government, Ginnie Mae. Only the guarantee by Ginnie Mae is explicitly backed by the full faith and credit of the federal government. As a result of deteriorating housing market conditions and the economic downturn, the GSEs have reported substantial losses in recent periods and have required substantial financial support from the federal government since these entities were placed into conservatorship in September 2008 by the Federal Housing Finance Agency. Additionally, the Federal Reserve has accumulated over $1.0 trillion toward a $1.25 trillion program to acquire Agency Securities that is scheduled to conclude March 31, 2010, which has provided significant pricing support for the market for Agency Securities. These and other steps being taken by the federal government are designed to support market stability and mortgage availability by providing additional confidence to investors in Agency Securities during the housing correction. There can be no assurance that the federal government's support for the GSEs and the market for Agency Securities will be adequate to achieve these goals. In addition, the timing of purchases (and any subsequent sales) of Agency Securities by the Federal Reserve or the GSEs could create volatility in the market pricing of these investments.

It is anticipated that over the next several years U.S. policy makers will address what the long-term role of the federal government in general, and the GSEs in particular, will play in the housing markets. The actual or perceived credit quality of Agency Securities could be negatively affected by market uncertainty over any legislative or regulatory initiatives that impact the relationship between the GSEs and the federal government. A significantly reduced role by the federal government or other changes in the guarantees provided by Ginnie Mae or the GSEs could negatively affect the credit profile and pricing of future issuances of Agency Securities and whether the Company's strategy of holding a leveraged portfolio of Agency Securities remains viable.

Government-supported mortgagor relief programs and future legislative action could negatively affect Capstead's financial condition and earnings. U.S. policy makers have established programs designed to provide certain qualified homeowners with assistance in avoiding foreclosure or in qualifying for the refinancing of their existing mortgages. These programs typically entail the pay off of existing mortgages with any losses absorbed by the GSEs. These mortgagor relief programs, as well as any future legislative or regulatory actions, could significantly reduce the expected life of the Company's residential mortgage investments; therefore, actual yields the Company realizes on these investments could be lower due to faster amortization of investment premiums.

An increase in prepayments may adversely affect Capstead's earnings and book value per common share. When short- and long-term interest rates are at nearly the same levels (i.e., a "flat yield curve" environment), or when long-term interest rates decrease, the rate of principal prepayments on mortgage loans underlying mortgage securities generally increases. Prolonged periods of high mortgage prepayments can significantly reduce the expected life of the Company's investments; therefore, actual yields the Company realizes can be lower due to faster amortization of investment premiums, which could adversely affect earnings. Additionally, book value per common share can be adversely affected when relatively high coupon mortgage securities that typically have higher valuations prepay.

The buyout of seriously delinquent loans by the GSEs during the first half of 2010 will likely result in a significant, although temporary increase in prepayments, particularly as it relates to longer-to-reset ARM securities with underlying loans that were originated in 2006 and 2007 or have relatively high coupons. As these loans prepay, associated investment premiums will be amortized as yield adjustments reducing reported portfolio yields and adversely affecting earnings. In addition, book value per common share will be negatively impacted by the prepayment of these relatively higher-priced investments. Also, the timing and amount of GSE buyouts could require the Company to respond to larger than anticipated margin calls that typically occur in connection with the announcement of payoff factors for individual securities. These factors are usually announced on the fifth business day of the month following loan payments while payoff proceeds are received from 20 to 45 days after month end, depending upon the guarantor. Under these conditions, mortgage market liquidity may decline and the Company may determine it is prudent to sell assets to improve its ability to support its remaining borrowings, which could result in losses.

Changes in interest rates, whether increases or decreases, may adversely affect Capstead's earnings. Capstead's earnings currently depend primarily on the difference between the interest received on its mortgage securities and similar investments and the interest paid on its related borrowings. The Company typically finances its investments at 30- to 90-day interest rates. Because only a portion of the ARM loans underlying the Company's securities reset each month and the terms of these ARM loans generally limit the amount of any increases during any single interest rate adjustment period and over the life of a loan, in a rising short-term interest rate environment, interest rates on related borrowings not hedged through the use of interest rate swap agreements can rise to levels that may exceed yields on these securities, contributing to lower or even negative financing spreads and adversely affecting earnings. At other times, during periods of relatively low short-term interest rates, declines in the indices used to reset ARM loans may negatively affect yields on the Company's ARM securities as the underlying ARM loans reset at lower rates. If declines in these indices exceed declines in the Company's borrowing rates, earnings would be adversely affected.

The lack of availability of suitable investments at attractive pricing may adversely affect Capstead's earnings. Pricing of investments is determined by a number of factors including interest rate levels and expectations, market liquidity conditions, and competition among investors for these investments, many of whom have greater financial resources and lower return requirements than Capstead. To the extent the proceeds from prepayments on Capstead's mortgage securities and similar investments are not reinvested or cannot be reinvested at a rate of return at least equal to the rate previously earned on those investments, the Company's earnings may be adversely affected. Similarly, if proceeds from capital raising activities, if any, are not deployed or cannot be deployed at rates of return being earned on existing capital, earnings may be adversely affected. Capstead cannot assure investors that the Company will be able to acquire suitable investments at attractive pricing and in a timely manner to replace portfolio runoff as it occurs or to deploy new capital as it is raised. Neither can the Company assure investors that it will maintain the current composition of its investments, consisting primarily of ARM Agency Securities.

Periods of illiquidity in the mortgage markets may reduce amounts available to be borrowed under Capstead's repurchase arrangements due to declines in the value of related collateral, which could negatively impact the Company's financial condition and earnings. Capstead generally finances its investments in mortgage securities by pledging them as collateral under uncommitted repurchase arrangements, the terms and conditions of which are negotiated on a transaction-by-transaction basis. The amount borrowed under a repurchase arrangement is limited to a percentage of the estimated market value of the pledged collateral and is specified at the inception of the transaction. The portion of the pledged collateral held by the lender that is not advanced under the repurchase arrangement is referred to as margin collateral and the resulting margin percentage is required to be maintained throughout the term of the borrowing. If the market value of the pledged collateral as determined by the Company's lenders declines, the Company may be subject to margin calls wherein the lender requires the Company to pledge additional collateral to reestablish the agreed-upon margin percentage. Because market illiquidity tends to put downward pressure on asset prices, Capstead may be presented with substantial margin calls during such periods. If the Company is unable or unwilling to pledge additional collateral, the Company's lenders can liquidate the Company's collateral, potentially under adverse market conditions, resulting in losses. At such times the Company may determine that it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.

Periods of illiquidity in the mortgage markets may reduce the number of counterparties willing to lend to the Company or the amounts individual counterparties are willing to lend via repurchase arrangements. Capstead will generally pledge its investments in mortgage securities as collateral under uncommitted repurchase arrangements with numerous commercial banks and other financial institutions, routinely with maturities of 30 to 90 days. The Company's ability to achieve its investment objectives depends on its ability to re-establish or roll maturing borrowings on a continuous basis. If a counterparty chooses not to roll a maturing borrowing, the Company must pay off the borrowing, generally with cash available from another repurchase arrangement entered into with another counterparty. If the Company deems it does not have sufficient borrowing capacity with its counterparties, it could be forced to reduce its portfolio leverage by selling assets under possibly adverse market conditions, which may adversely affect its profitability. This risk is increased if Capstead relies significantly on any single counterparty for a significant portion of its repurchase arrangements. Under these conditions, the Company may determine it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.

Periods of rising interest rates may reduce amounts available to be borrowed under Capstead's repurchase arrangements due to declines in the value of related collateral, which could negatively impact the Company's financial condition and earnings. Because rising interest rates tend to put downward pressure on financial asset prices, Capstead may be presented with substantial margin calls during such periods. If the Company is unable or unwilling to pledge additional collateral, the Company's lenders can liquidate the Company's collateral, potentially under adverse market conditions, resulting in losses. At such times the Company may determine it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.

If Capstead is unable to negotiate favorable terms and conditions on future repurchase arrangements with one or more of the Company's counterparties, the Company's financial condition and earnings could be negatively impacted. The terms and conditions of each repurchase arrangement are negotiated on a transaction-by-transaction basis, and these borrowings generally are re-established, or rolled, at maturity. Key terms and conditions of each transaction include interest rates, maturity dates, asset pricing procedures and margin requirements. The Company cannot assure investors that it will be able to continue to negotiate favorable terms and conditions on its future repurchase arrangements. Also, during periods of market illiquidity or due to perceived credit quality deterioration of the collateral pledged, a lender may require that less favorable asset pricing procedures be employed or the margin requirement be increased. Under these conditions, the Company may determine it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.

Capstead's use of repurchase arrangements to finance its investments may give the Company's lenders greater rights in the event of bankruptcy. Borrowings made under repurchase arrangements may qualify for special treatment under the U.S. Bankruptcy Code. This may make it difficult for the Company to recover its pledged assets if a lender files for bankruptcy and subject to the Company losses. In addition, if the Company ever files for bankruptcy, its repurchase arrangement counterparties may be able to avoid the automatic stay provisions of the U.S. Bankruptcy Code and take possession of, and liquidate, the Company's collateral under these arrangements without delay, which could result in losses.

Capstead may sell assets for various reasons, including a change in the Company's investment focus, which could increase earnings volatility. Capstead may periodically sell assets to enhance its liquidity during periods of market illiquidity or rising interest rates. Additionally the Company may change its investment focus requiring it to sell some portion of its existing investments. Transactional gains or losses resulting from any such asset sales, or from terminating any related longer-dated repurchase arrangements or interest rate swap agreements, will likely increase the Company's earnings volatility.

Capstead may invest in Derivatives such as interest rate swap agreements to mitigate or hedge the Company's interest rate risk, which may negatively affect the Company's liquidity, financial condition or earnings. The Company may invest in such instruments from time to time with the goal of achieving more stable financing spreads. However, these activities may not have the desired beneficial impact on the Company's liquidity, financial condition or earnings. For instance, the pricing of ARM securities and the pricing of the related Derivatives may deteriorate at the same time leading to margin calls on both the borrowings supporting investments in ARM securities and the Derivatives, negatively impacting the Company's liquidity and stockholders' equity. In addition, counterparties could fail to honor their commitments under the terms of the Derivatives or have their credit quality downgraded impairing the value of the Derivatives. In the event of any defaults by counterparties, the Company may have difficulty recovering its collateral and may not receive payments provided for under the terms of the Derivatives. Should Capstead be required to sell its Derivatives under such circumstances, the Company may incur losses. No such hedging activity can completely insulate the Company from the risks associated with changes in interest rates and prepayment rates.

Derivatives held may fail to qualify for hedge accounting introducing potential volatility to Capstead's earnings. The Company typically qualifies Derivatives held as cash flow hedges for accounting purposes in order to record the effective portion of the change in fair value of Derivatives as a component of stockholders' equity rather than in earnings. If the hedging relationship for any Derivative held ceases to qualify for hedge accounting treatment for any reason, including failing documentation and ongoing hedge effectiveness requirements, the Company would be required to record in earnings the total change in fair value of any such Derivative. This could introduce a potentially significant amount of volatility to earnings reported by the Company.

Capstead is dependent on its executives and employees and the loss of one or more of its executive officers could harm the Company's business and its prospects. As a self-managed REIT with fewer than 20 employees, Capstead is dependent on the efforts of its key officers and employees, most of whom have significant experience in the mortgage industry. Although most of the Company's named executive officers and many of its other employees are parties to severance agreements, the Company's key officers and employees are not subject to employment agreements with non-compete clauses, nor has Capstead acquired key man life insurance policies on any of these individuals. The loss of any of their services could have an adverse effect on the Company's operations.

Commercial investments may expose investors to greater risks of loss than residential mortgage investments. The repayment of a loan secured by an income-producing property is typically dependent upon the successful operation of the related real estate project and the ability of the applicable property to produce net operating income rather than upon the liquidation value of the underlying real estate. The repayment of loans secured by development properties is typically dependent upon the successful development of the property for its intended use and (a) the subsequent lease-up such that the development becomes a successful income-producing property or (b) the subsequent sale of some or all of the property for adequate consideration. In the event cash flows from operating or developing a commercial property are insufficient to cover all debt service requirements, subordinate liens generally absorb the shortfall. As a result, declines in current or anticipated cash flows, among other factors, can lead to declines in value of the underlying real estate large enough that the aggregate outstanding balances of senior and subordinate liens could exceed the value of the real estate. In the event of default, the subordinate lienholder may need to make payments on the senior loans to preserve its rights to the underlying real estate and prevent foreclosure. Because the senior lienholders generally have priority on proceeds from liquidating the underlying real estate, subordinate lienholders may not recover all or any of their investment.

Risks Related to Capstead's Status as a REIT and Other Tax Matters

If Capstead does not qualify as a REIT, the Company will be subject to tax as a regular corporation and face substantial tax liability. Capstead has elected to be taxed as a REIT for federal income purposes and intends to continue to so qualify. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize the Company's REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for the Company to qualify as a REIT. If Capstead fails to qualify as a REIT in any tax year, then:

- The Company would be taxed as a regular domestic corporation, which, among other things, means that the Company would be unable to deduct dividends paid to its stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates.
- Any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders, and the Company would not be required to make income distributions.
- Unless Capstead were entitled to relief under applicable statutory provisions, the Company would be disqualified from treatment as a REIT for the subsequent four taxable years and as a result, the Company's cash available for distribution to stockholders would be reduced during these years.

Even if Capstead remains qualified as a REIT, the Company may face other tax liabilities that reduce its earnings. Even if Capstead remains qualified for taxation as a REIT, the Company may be subject to certain federal, state and local taxes on its income and assets. For example, the Company:

- will be required to pay tax on any undistributed REIT taxable income,
- may be subject to the "alternative minimum tax" on any tax preference items, and
- may operate taxable REIT subsidiaries subject to tax on any taxable income earned.

Complying with REIT requirements may cause Capstead to forego otherwise attractive opportunities. To qualify as a REIT for federal income tax purposes, Capstead must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts that it distributes to its stockholders, and the ownership of its stock. The Company may be required to make distributions to stockholders at disadvantageous times or when it does not have funds readily available for distribution. As a result, compliance with the REIT requirements may hinder the Company's ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may limit Capstead's ability to hedge effectively. The REIT provisions of the Code may limit Capstead's ability to hedge mortgage securities and related borrowings by requiring it to limit its income in each year from qualified hedges entered into prior to July 31, 2008, together with any other income not generated from qualified real estate assets, to no more than 25% of gross income. In addition, the Company must limit its aggregate income from nonqualified hedging transactions, from providing certain services, and from other non-qualifying sources to not more than 5% of annual gross income. As a result, the Company may have to limit its use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than the Company would otherwise incur. If the Company were to violate the 25% or 5% limitations, it may have to pay a penalty tax equal to the amount of gross income in excess of those limitations, multiplied by a fraction intended to reflect its profitability. If the Company fails to satisfy the REIT gross income tests it could lose its REIT status for federal income tax purposes unless the failure was due to reasonable cause and not due to willful neglect.

Complying with REIT requirements may force Capstead to liquidate otherwise attractive investments. To qualify as a REIT, Capstead must also ensure that at the end of each calendar quarter at least 75% of the value of its assets consists of cash, cash items, United States government securities and qualified REIT real estate assets. The remainder of the Company's investments in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of the Company's assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of its total securities can be represented by securities of one or more taxable REIT subsidiaries. If the Company fails to comply with these requirements at the end of any calendar quarter, it must correct such failure within 30 days after the end of the calendar quarter to avoid losing its REIT status and suffering adverse tax consequences. As a result, the Company may be required to liquidate otherwise attractive investments.

Complying with REIT requirements may force Capstead to borrow to make distributions to stockholders. As a REIT, Capstead must distribute at least 90% of its annual taxable income (subject to certain adjustments) to its stockholders. To the extent that the Company satisfies the distribution requirement, but distributes less than 100% of its taxable income, the Company will be subject to federal corporate income tax on its undistributed taxable income. In addition, the Company will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to its stockholders in a calendar year is less than a minimum amount specified under the federal tax laws. From time to time, the Company may generate taxable income greater than its net income for financial reporting purposes or its taxable income may be greater than the Company's cash flow available for distribution to stockholders. If the Company does not have other funds available in these situations, it could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable it to pay out enough of its taxable income to satisfy the distribution requirement and to avoid corporate income tax and/or the 4% excise tax in a particular year. These alternatives could increase the Company's costs or reduce its long-term investment capital.

Capstead may be subject to adverse legislative or regulatory tax changes that could reduce the market price of the Company's securities. At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may change. Any such changes in laws or interpretations thereof may apply retroactively and could adversely affect Capstead or its stockholders. Capstead cannot predict any impact on the value of its securities from adverse legislative or regulatory tax changes.

An investment in Capstead's securities has various federal, state and local income tax risks that could affect the value of an investor's investment. The Company strongly urges investors to consult their own tax advisor concerning the effects of federal, state and local income tax law on an investment in the Company's securities, because of the complex nature of the tax rules applicable to REITs and their stockholders.

Risk Factors Related to Capstead's Corporate Structure

There are no assurances of Capstead's ability to pay dividends in the future. Capstead intends to continue paying quarterly dividends and to make distributions to its stockholders in amounts such that all or substantially all of the Company's taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable the Company to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. However, the Company's ability to pay dividends may be adversely affected by the risk factors described in this filing. All distributions will be made at the discretion of the Company's board of directors and will depend upon its earnings, its financial condition, maintenance of its REIT status and such other factors as the board may deem relevant from time to time. There are no assurances of the Company's ability to pay dividends in the future. In addition, some of the Company's distributions may include a return of capital.

Failure to maintain an exemption from the Investment Company Act of 1940 would adversely affect Capstead's results of operations. The Investment Company Act of 1940 (the "40 Act") exempts from regulation as an investment company any entity that is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. Capstead believes that it conducts its business in a manner that allows the Company to avoid registration as an investment company under the 40 Act. If the Company were to be regulated as an investment company, its ability to use leverage would be substantially reduced and it would be unable to conduct business as described in this filing.

The Securities and Exchange Commission, or SEC, staff's position generally requires Capstead to maintain at least 55% of its assets directly in qualifying real estate interests in order to be exempt from regulation as an investment company. To constitute a qualifying real estate interest under this 55% requirement, a real estate interest must meet various criteria. In satisfying this 55% requirement, the Company may treat mortgage securities issued with respect to an underlying pool to which it holds all issued certificates as qualifying real estate interests. Mortgage securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. If the SEC or its staff adopts a contrary interpretation of its current treatment, the Company could be required to sell a substantial amount of its securities or other non-qualified assets under potentially adverse market conditions.

Pursuant to Capstead's charter, its board of directors has the ability to limit ownership of the Company's capital stock, to the extent necessary to preserve its REIT qualification. For the purpose of preserving Capstead's REIT qualification, its charter gives the board the ability to repurchase outstanding shares of the Company's capital stock from existing stockholders if the directors determine in good faith that the concentration of ownership by such individuals, directly or indirectly, would cause the Company to fail to qualify or be disqualified as a REIT. Constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of outstanding stock by an individual or entity could cause that individual or entity to own constructively a greater concentration of the Company's outstanding stock than is acceptable for REIT purposes, thereby giving the board the ability to repurchase any excess shares.

Because provisions contained in Maryland law and Capstead's charter may have an anti-takeover effect, investors may be prevented from receiving a "control premium" for their shares. Provisions contained in Capstead's charter and Maryland general corporation law may have effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a "control premium" for their shares. For example, these provisions may defer or prevent tender offers for the Company's common stock or purchases of large blocks of the Company's common stock, thereby limiting the opportunities for its stockholders to receive a premium over then-prevailing market prices.

These provisions include the following:

- Repurchase Rights: The repurchase rights granted to Capstead's board in its charter limits related investors, including, among other things, any voting group, from owning common stock if the concentration owned would jeopardize the Company's REIT status.
- Classification of preferred stock: Capstead's charter authorizes the board to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of the Company, even if a change in control were in its stockholders' best interests.

Maryland statutory law provides that an act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director. Hence, directors of Maryland corporations are not required to act in takeover situations under the same standards as apply in Delaware and certain other corporate jurisdictions.

Capstead may change its policies without stockholder approval. Capstead's board and management determine all of its policies, including its investment, financing and distribution policies and may amend or revise these policies at any time without a vote of the Company's stockholders. Policy changes could adversely affect the Company's financial condition, results of operations, the market price of its common stock and/or preferred stock or the Company's ability to pay dividends or distributions.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based upon Capstead's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and judgments that can affect the reported amounts of assets, liabilities (including contingencies), revenues and expenses, as well as related disclosures. These estimates are based on available internal and market information and appropriate valuation methodologies believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the expected useful lives and carrying values of assets and liabilities which can materially affect the determination of net income and book value per common share. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following are critical accounting policies in the preparation of Capstead's consolidated financial statements that involve the use of estimates requiring considerable judgment:

- *Amortization of Investment Premiums on Financial Assets* – Investment premiums on financial assets are recognized in earnings as adjustments to interest income by the interest method over the estimated lives of the related assets. For most of Capstead's financial assets, estimates and judgments related to future levels of mortgage prepayments are critical to this determination. Mortgage prepayment expectations can vary considerably from period to period based on current and projected changes in interest rates and other factors such as portfolio composition. Management estimates mortgage prepayments based on past experiences with specific investments within the portfolio, and current market expectations for changes in interest rates and the residential mortgage lending environment. Should actual runoff rates differ materially from these estimates, investment premiums would be expensed at a different pace.
- *Fair Value and Impairment Accounting for Financial Assets* – Most of Capstead's investments are financial assets held in the form of mortgage securities that are classified as available-for-sale and recorded at fair value on the balance sheet with unrealized gains and losses recorded in *Stockholders' equity* as a component of *Accumulated other comprehensive income (loss)*. As such, these unrealized gains and losses enter into the calculation of book value per common share, a key financial metric used by investors in evaluating the Company. Fair values fluctuate with current and projected changes in interest rates, prepayment expectations and other factors such as market liquidity conditions. Considerable judgment is required to interpret market data and develop estimated fair values, particularly in circumstances of deteriorating credit quality and market liquidity. See "NOTE 8" to the accompanying consolidated financial statements for discussion of how Capstead values its financial assets. Generally, gains or losses are recognized in earnings only if sold; however, if a decline in fair value of a mortgage security below its amortized cost occurs that is determined to be other-than-temporary, the difference between amortized cost and fair value would be recognized in earnings as a component of *Other revenue (expense)* if the decline was credit-related or it was determined to be more likely than not that the Company will incur a loss via an asset sale. Other-than-temporary impairment of a mortgage security because of other factors would be recognized in *Accumulated other comprehensive income (loss)* and amortized to earnings as a yield adjustment.

  Considerable judgment is also required in determining whether an impairment charge should be recognized on an investment in an unsecuritized loan. The amount of any such impairment, regardless of whether it arose due to credit issues or other factors, would be recognized in earnings as a component of *Other revenue (expense)*. The amount of such charge would be determined by estimating expected future cash flows discounted at market rates.
- *Derivatives Accounting* – The Company uses Derivatives from time to time for risk management purposes. When held, Derivatives are recorded as assets or liabilities and carried at fair value. The accounting for changes in fair value of each Derivative held depends on whether it has been designated as an accounting hedge, as well as the type of hedging relationship identified. To qualify as cash flow hedges for accounting purposes, at the inception of the hedge relationship the Company must anticipate and document that the hedge relationship will be highly effective and monitor ongoing effectiveness on at

least a quarterly basis. As long as the hedge relationship remains effective, the effective portion of changes in fair value of the Derivative are recorded in *Accumulated other comprehensive income (loss)* and the ineffective portion is recorded in earnings as a component of *Interest expense*. Changes in fair value of Derivatives not held as accounting hedges, or for which the hedge relationship is deemed to no longer be highly effective and as a result hedge accounting is terminated, are recorded in earnings as a component of *Other revenue (expense)*.

Late in 2007 the Company began using interest rate swap agreements in hedge relationships accounted for as cash flow hedges in order to hedge variability in borrowing rates due to changes in the underlying benchmark interest rate related to a designated portion of its current and anticipated future 30- and 90-day borrowings. Variable-rate payments to be received on the swap agreements and any measured hedge ineffectiveness are recorded in interest expense as an offset to interest owed on the hedged borrowings that reset to market rates generally on a monthly basis while fixed rate swap payments to be made are also recorded in interest expense resulting in an effectively fixed borrowing rate on these borrowings, subject to certain adjustments. See "NOTE 6" to the accompanying consolidated financial statements and "Financial Conditions–Residential Mortgage Investments" for additional information regarding the Company's current use of Derivatives and its related risk management policies.

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. Capstead's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company's investments and other factors. These factors may include, but are not limited to, changes in general economic conditions, the availability of suitable qualifying investments from both an investment return and regulatory perspective, the availability of new investment capital, the availability of financing at reasonable levels and terms to support investing on a leveraged basis, fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of differing levels of leverage employed, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors. In addition to the above considerations, actual results and liquidity related to investments in loans secured by commercial real estate are affected by borrower performance under operating and/or development plans, changes in general as well as local economic conditions and real estate markets, increases in competition and inflationary pressures, changes in the tax and regulatory environment including zoning and environmental laws, uninsured losses or losses in excess of insurance limits and the availability of adequate insurance coverage at reasonable costs, among other factors.

PERFORMANCE GRAPH

Set forth below is a graph comparing the yearly percentage change in the cumulative total stockholder return on Capstead common shares, with the cumulative total return of the Russell 2000 Index and the NAREIT Mortgage Index for the five years ended December 31, 2009 assuming the investment of $100 on December 31, 2004 and the reinvestment of dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance.


Total Return Performance
Compound Annual Growth Rate
Capstead Mortgage Corporation
Russell 2000 Index
NAREIT Mortgage Index
Index Value
225
200
175
150
125
100
75
50
25
0
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Capstead Mortgage Corporation 14.60%
Russell 2000 Index 0.51%
NAREIT Mortgage Index -14.67%

	Period Ending					
	12/31/04	*12/31/05*	*12/31/06*	*12/31/07*	*12/31/08*	*12/31/09*
Capstead Mortgage Corporation	$100.00	$ 57.31	$ 82.73	$135.23	$131.60	$197.72
Russell 2000 Index	100.00	104.55	123.76	121.82	80.66	102.58
NAREIT Mortgage Index	100.00	76.81	91.66	52.84	36.30	45.24

REPORTS ON CORPORATE GOVERNANCE AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Management on Effectiveness of Internal Control Over Financial Reporting

Management of Capstead Mortgage Corporation ("Capstead" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a – 15(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the COSO framework, it is management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2009.

Capstead's independent registered public accounting firm, Ernst & Young, LLP, has issued a report on the Company's internal control over financial reporting, which is included in this Annual Report.

Report of Management on Evaluation of Disclosure Controls and Procedures

Capstead's management, with participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as of December 31, 2009. Based on this evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009.

Related Certifications by Management

Certifications by the CEO and CFO pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 pertaining to the completeness and fairness of the information contained in Capstead's annual report on Form 10-K for the year ended December 31, 2009 and the Company's system of internal controls over financial reporting and disclosure controls and procedures are included as exhibits to the annual report on Form 10-K. This report, as well as the Company's other filings with the Securities and Exchange Commission, are available free of charge on the Company's website at www.capstead.com.

On June 1, 2009 Capstead's CEO certified, pursuant to Section 303A.12(a) of the New York Stock Exchange ("NYSE") Listed Company Manual, that he was not aware of any violation by the Company of NYSE corporate governance listing standards. This certification is made annually with the NYSE within thirty days after the Company's annual meeting of stockholders.

Report of Independent Registered Public Accounting Firm on Audit of Internal Control Over Financial Reporting

Stockholders and Board of Directors
Capstead Mortgage Corporation

We have audited Capstead Mortgage Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Management of Capstead Mortgage Corporation (the "Company") is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Effectiveness of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of the Company, and our report dated February 26, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 26, 2010

Report of Independent Registered Public Accounting Firm on Audit of the Consolidated Financial Statements

Stockholders and Board of Directors
Capstead Mortgage Corporation

We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 26, 2010

DIRECTORS

Jack Biegler
Private Investments

Chairman of the Board
Chairman: Executive Committee
Member: Audit, Compensation and Real Estate Investment Committees

Andrew F. Jacobs
President and Chief Executive Officer

Member: Executive Committee

Gary Keiser
Private Investments

Chairman: Audit Committee
Member: Compensation Committee

Paul M. Low
Private Investments

Chairman Emeritus
Member: Governance & Nomination Committee

Christopher W. Mahowald
President,
RSF Management and RSF Partners

Chairman: Real Estate Investment Committee
Member: Governance & Nomination Committee

Michael G. O'Neil
Private Investments

Chairman: Governance & Nomination Committee
Member: Audit and Executive Committees

Mark S. Whiting
Managing Partner,
Drawbridge Partners, LLC

Chairman: Compensation Committee
Member: Real Estate Investment Committee

OFFICERS

Andrew F. Jacobs
President and Chief Executive Officer

EXECUTIVE VICE PRESIDENTS

Phillip A. Reinsch
Chief Financial Officer and Secretary

Robert R. Spears, Jr.
Director of Residential Mortgage Investments

SENIOR VICE PRESIDENTS

Michael W. Brown
Asset and Liability Management and Treasurer

D. Christopher Sieber
Financial Accounting and Reporting

VICE PRESIDENTS

Diane F. Wilson
Financial Accounting and Reporting

Richard A. Wolf
Asset and Liability Management

[This page intentionally left blank.]

Transfer Agent and Registrar

Inquiries concerning dividend payments, lost certificates, change of address and account information should be directed to:

Wells Fargo Shareowner Services
Post Office Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
www.wellsfargo.com/shareownerservices

Preferred Share Conversions

Holders of the Series A and Series B preferred shares may convert into common shares at any time.

Holders of the Series A and Series B preferred shares are advised to carefully consider whether or not it is economically advantageous to convert into common shares, considering the conversion ratio as well as the prevailing market prices and dividends of both the common and preferred shares.

If conversion is requested after one or more preferred record dates and on or before the record date for payment of quarterly dividends on the common shares, the preferred holder requesting conversion must return to Capstead all preferred share dividends declared and paid for the corresponding quarter.

Available Information

Capstead makes available on its website at www.capstead.com, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, investor presentations, quarterly fact sheets, press releases, charters for the committees of the board of directors, the Board of Directors Guidelines, the Code of Business Conduct and Ethics, the Financial Code of Professional Conduct and other company information, including amendments to such documents and waivers, if any, to the codes. Such information is also furnished upon written request to:

Capstead Mortgage Corporation
Attention: Stockholder Relations
8401 North Central Expressway
Suite 800
Dallas, Texas 75225-4410

Annual Meeting

The annual meeting of stockholders will be held at 9:00 A.M. central time on Wednesday, April 28, 2010 at:

The Crescent Club
200 Crescent Court, 17th Floor
Dallas, Texas 75201

CAPSTEAD

8401 North Central Expressway
Suite 800
Dallas, TX 75225
800.358.2323
www.capstead.com